IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS
ARE BEING FILED IN PAPER.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWABS, INC.	0001021913
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)
Form 8-K for September 28, 2004	333-109272
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on September 28 2004.

CWABS, INC.

By: ______________________
Name: Celia Coulter
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWABS, INC.

CWABS Revolving Home Equity Loan Trust,
Series 2004-J
Revolving Home Equity Loan Notes, Series 2004-J

ABS New Transaction

Computational Materials

$1,000,000,000
(Approximate)

CWABS, Inc.
Depositor

CWABS REVOLVING HOME EQUITY LOAN TRUST, Series 2004-J

Revolving Home Equity Loan Asset Backed Notes, Series 2004-J

Countrywide
HOME LOANS
Sponsor and Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement, any related supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a statistical pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this statistical pool may be deleted from the final pool of Mortgage Loans delivered to the Trust on the Closing Date. This statistical pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the statistical pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the statistical pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Prepared: September 14, 2004

$1,000,000,000 (Approximate)

Revolving Home Equity Loan Trust (2004-J)

REVOLVING HOME EQUITY LOAN ASSET BACKED NOTES, SERIES 2004-J

Class	Approximate Amount (1)	Note Rate	WAL (Years) Call/Mat (2)	Payment Window (Months) Call/Mat (2)	Last Scheduled Payment Date	Expected Rating (S&P/Moody's)
1-A	$496,805,000			Not Offered Herein		AAA / Aaa
2-A	$503,195,000	LIBOR + 30(3)	2.56 / 2.72	1-73 / 1-141	August 2029	AAA / Aaa
Total	$1,000,000,000					

(1) Subject to a permitted variance of +/- 10%.
(2) Based on a collateral prepayment assumption of 40% CPR and a 15% draw rate, with respect to the Mortgage Loans and a settlement date of September 30, 2004.
(3) Subject to the lesser of (a) a fixed cap of 11.50% and (b) the related Net WAC, as more fully described herein. Additionally, the coupon for the initial interest accrual period shall be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR benchmarks).

Transaction Participants

Underwriter:	Countrywide Securities Corporation (Lead Manager) and JP Morgan Securities (Co-Manager).
Sponsor and Master Servicer:	Countrywide Home Loans, Inc. ("Countrywide").
Depositor:	CWABS, Inc. (a limited purpose finance subsidiary of Countrywide Financial Corporation).
Custodian:	Treasury Bank, National Association (an affiliate of the Sponsor and Master Servicer).
Note Insurer:	Ambac Assurance Corporation ("Ambac")
Indenture Trustee:	JP Morgan Chase Bank.
Owner Trustee:	Wilmington Trust Company.

Relevant Dates

Expected Closing Date:	September 30, 2004.
Expected Settlement Date:	September 30, 2004.
Cut-off Date:	September 27, 2004.
Interest Period:	Except with respect to the first Payment Date, the interest accrual period with respect to the Notes for a given Payment Date will be the period beginning with the previous Payment Date and ending on the day prior to such Payment Date. For the first Payment Date, the Notes will accrue interest from the Closing Date through November 14, 2004.
Payment Date:	The fifteenth (15th) day of each month (or, if not a business day, the next succeeding business day), commencing November 15, 2004.
Collection Period:	With respect to any Payment Date, the calendar month preceding the Payment Date or, in the case of the first Collection Period, the period beginning on the Cut-off Date and ending on the last day of October 2004.

The Mortgage Loans

Description of Mortgage Loans:	The Trust will consist of two groups of home equity revolving credit line loans made or to be made in the future under certain home equity revolving credit line loan agreements (the "Group 1 Mortgage Loans" and "Group 2 Mortgage Loans"). The Group 1 Mortgage Loans will be secured by first deeds of trust or mortgages on primarily one-to-four family residential properties with conforming loan balances based on maximum credit limits and will bear interest at rates that adjust based on the prime rate. The Group 2 Mortgage Loans will be secured by first deeds of trust or mortgages on primarily one-to-four family residential properties and will bear interest at rates that adjust based on the prime rate. The original principal balance of each class of Notes will be approximately equal to the aggregate Cut-off Date principal balance of the Mortgage Loans in the related loan group transferred to the Trust.

The actual pool of Mortgage Loans delivered to the Trust on the Closing Date is expected to have a Cut-off Date Balance of approximately $1,000,000,000 (subject to a variance of +/- 10%). However, the information presented in these Computational Materials for the Mortgage Loans, particularly in the collateral tables, which follow, reflects a statistical pool of Mortgage Loans as of September 1, 2004. However, the characteristics of the statistical pool are expected to be representative of the final pool of Mortgage Loans actually delivered to the Trust on the Closing Date.

HELOC Amortization: The Mortgage Loans are adjustable rate, home equity lines of credit ("HELOCs") which may be drawn upon generally for a period (the "Draw Period") of five (5) years (which, in most cases, may be extendible for an additional five (5) years with Countrywide's approval). HELOCs are generally subject to a fifteen (15) year repayment period following the end of the Draw Period during which the outstanding principal balance of the Mortgage Loan will be repaid in monthly installments equal to 1/180 of the outstanding principal balance as of the end of the Draw Period. A relatively small number of HELOCs are subject to a five (5), ten (10), or twenty (20) year repayment period following the Draw Period during which the outstanding principal balance of the loan will be repaid in equal monthly installments. There are no Mortgage Loans that require a balloon repayment at the end of the Draw Period.

Cut-off Date Balance: The aggregate unpaid principal balance of the Mortgage Loans as of the Cut-off Date.

The Notes

Description of the Notes: The Class 1-A and Class 2-A Notes (together, the "Notes") will be issued by CWABS Revolving Home Equity Loan Trust, Series 2004-J (the "Trust"). As of the Closing Date, the aggregate principal balance of both classes of the Notes will be $1,000,000,000 (subject to a permitted variance of +/- 10%).

Federal Tax Status: It is anticipated that the Notes will be treated as debt instruments for federal income tax purposes.

Registration: The Notes will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.

Note Rate: Except as noted below, each class of Notes will accrue interest during each Interest Accrual Period at a rate equal to the least of: (a) one-month LIBOR, plus 0.30%, (b) the Net WAC of the Mortgage Loans in the related Loan Group, and (c) 11.50%. With respect to the initial Interest Accrual Period only, the rate calculated in clause (a) above will be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR as benchmarks).

Net WAC: The "Net WAC" of the Group 1 or Group 2 Mortgage Loans shall mean the weighted average of the loan rates of the Group 1 or Group 2 Mortgage Loans (as applicable) weighted on the basis of the daily average balance of each Mortgage Loan in the applicable loan group during the related billing cycle before the Collection Period relating to the Payment Date net of the Expense Fee Rate.

Expense Fee Rate: For any Payment Date, the "Expense Fee Rate" shall be an amount equal to the sum of (i) the servicing fee rate, (ii) the note insurer premium rate times a fraction, the numerator, which is the Note principal balance of the applicable class of Notes and the denominator of which is the related Loan Group Balance, and (iii) commencing with the Payment Date in November 2005, the Note Insurer Carve-out Rate, weighted on the basis of the daily average balance of each Mortgage Loan in the applicable loan group during the related billing cycle before the Collection Period relating to the Payment Date. The "Note Insurer Carve-out Rate" for any given Payment Date on and after the November 2005 Payment Date shall be equal to 0.50%.

Basis Risk Carryforward: On any Payment Date the "Basis Risk Carryforward" for either Class of Notes will equal, the excess of (a) the amount of interest that would have accrued on such Notes during the related Interest Accrual Period without giving effect to the related Net WAC cap, over (b) the amount of interest that actually accrued on such Notes during such period, together with accrued interest thereon at the Note Rate without giving effect to the related Net WAC cap. The Basis Risk Carryforward will be paid to the extent funds are available from the related Mortgage Loans as set forth in "Group 1 Distributions of Interest" or "Group 2 Distributions of Interest" (as applicable), below.

Group 1 Distributions of Interest: Investor interest collections related to the Group 1 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of Ambac with respect to the Group 1 Mortgage Loans;
2. Accrued monthly interest on the Class 1-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed;
5. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans;
6. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans and not previously reimbursed;
7. Reimbursement to Ambac for prior draws on its insurance policy (with interest thereon) relating to the Group 1 Mortgage Loans;
8. Paydown of the Class 1-A Notes to create and maintain the required level of overcollateralization;
9. Paydown of the Class 2-A Notes to maintain (but not to create) the required level of overcollateralization, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans;
10. Payment of any other amounts owed to Ambac with respect to the Group 1 Mortgage Loans;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement with respect to the Class 1-A Notes;
12. Basis Risk Carryforward related to the Class 1-A Notes;
13. Reimbursement to Ambac for prior draws on its insurance policy and any other amount owed to Ambac, in each case with respect to Group 2 Mortgage Loans; and
14. Any excess cash flow to the holder of the Transferor Interest.

Group 2 Distributions of Interest: Investor interest collections related to the Group 2 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of Ambac with respect to the Group 2 Mortgage Loans;
2. Accrued monthly interest on the Class 2-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed;
5. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans;
6. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans and not previously reimbursed;
7. Reimbursement to Ambac for prior draws on its insurance policy (with interest thereon) relating to the Group 2 Mortgage Loans;
8. Paydown of the Class 2-A Notes to create and maintain the required level of overcollateralization;
9. Paydown of the Class 1-A Notes to maintain (but not to create) the required level of overcollateralization, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans;
10. Payment of any other amounts owed to Ambac with respect to the Group 2 Mortgage Loans;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement with respect to the Class 2-A Notes;
12. Basis Risk Carryforward related to the Class 2-A Notes;
13. Reimbursement to Ambac for prior draws on its insurance policy and any other amount owed to Ambac, in each case with respect to Group 1 Mortgage Loans; and
14. Any excess cash flow to the holder of the Transferor Interest.

Distributions of Principal: Collections of principal related to the Mortgage Loans in each loan group are to be applied to the related class of Notes in the following order of priority:

1. During the Managed Amortization Period (as described below), the amount of principal payable to the holder of a class of Notes for each Payment Date will equal, to the extent funds are available from the related Mortgage Loans, the lesser of (a) the product of (i) the Investor Fixed Allocation Percentage (as defined below) for those Notes, and (ii) principal collections from the related Mortgage Loans relating to such Payment Date (such product, the "Maximum Principal Payment"), and (b) principal collections from the related Mortgage Loans for the related Payment Date less the sum of additional balances created from new draws on those Mortgage Loans during the related Collection Period (but not less than zero).

   The "Managed Amortization Period" for each class of Notes shall mean the period beginning on the Closing Date and, unless a Rapid Amortization Event (i.e., certain events of default or other material non-compliance by the Sponsor under the terms of the related transaction documents) shall have earlier occurred, through and including the Payment Date in October 2009.

The "Investor Fixed Allocation Percentage" for any Payment Date and each Class of Notes will be calculated as follows: (i) on any date on which the related allocated Transferor Interest is less than the related Required Transferor Subordinated Amount, 100%, and (ii) on any date on which the related allocated Transferor Interest equals or exceeds the related Required Transferor Subordinated Amount, [98.50]%.

2. After the Managed Amortization Period, the amount of principal payable to the holders of each class of Notes will be equal to the related Maximum Principal Payment.

   The "allocated Transferor Interest" for each loan group is the portion of the Transferor Interest attributable to such loan group and will equal the related Transferor Principal Balance (as defined below).

Optional Termination: The Notes may be retired as a result of the owner of the Transferor Interest purchasing all of the mortgage loans then included in the trust estate on any payment date on or after which the aggregate principal balance of the Notes of both classes is less than or equal to 10% of the initial aggregate principal balance of the Notes of both classes.

Credit Enhancement: The Trust will include the following mechanisms, each of which is intended to provide credit support for the Notes:

1. Excess Interest Collections. For any Loan Group, its Excess Interest Collections are the related investor interest collections minus the sum of (a) the interest paid to the related class of Notes, (b) the servicing fee retained by the Master Servicer for the Mortgage Loans in that loan group, and (c) the premium paid to the Note Insurer allocable to that Loan Group. Investor Interest Collections from a loan group will be available to cover losses on the Mortgage Loans in the related loan group first and then, if necessary, in the unrelated loan group.

2. Limited Subordination of Transferor Interest (Overcollateralization). A portion of the allocated Transferor Interest related to each loan group will be available to provide limited protection against Investor Loss Amounts in such loan group (as defined below) up to the Available Transferor Subordinated Amount for such loan group. The "Available Transferor Subordinated Amount" for each loan group is, for any Payment Date, the lesser of the related Transferor Principal Balance and the related Required Transferor Subordinated Amount. The "Transferor Principal Balance" for each loan group is, for any date of determination, (a) the Loan Group Balance of the related Mortgage Loans at the close of business on the prior day, minus (b) the Note Principal Balance of the related class of Notes reduced by the aggregate of amounts actually distributed as principal on such Notes through the close of business on such date of determination. Subject to any step-down or step-up as may be permitted or required by the transaction documents, the "Required Transferor Subordinated Amount" for each loan group will be (i) prior to the step-down date, [1.50]% of the Cut-off Date Balance of the related Mortgage Loans and (ii) on or after the step-down date and so long as a trigger event is not in effect, [3.00]% of the then current unpaid principal balance of the related Mortgage Loans (subject to a floor equal to 0.50% of the Cut-off Date Balance of the related Mortgage Loans). The allocated Transferor Interest for each loan group will be approximately zero on the Closing Date.

3. Surety Wrap. Ambac will issue a note insurance policy, which will guarantee the timely payment of interest and the ultimate repayment of principal to the holders of the Notes. The policy does not cover payment of Basis Risk Carryforward.

Investor Loss Amounts: With respect to any Payment Date and each Class of Notes, the amount equal to the product of (a) the applicable Investor Floating Allocation Percentage (as defined below) for such Payment Date and such Notes, and (b) the aggregate of the Liquidation Loss Amounts for such Payment Date from Mortgage Loans in the relevant loan group. The "Investor Floating Allocation Percentage," for any Payment Date and each loan group shall be the lesser of 100% and a fraction, the numerator of which is the related Note Principal Balance and the denominator of which is the Loan Group Balance of the related Mortgage Loans at the beginning of the related Collection Period. The "Loan Group Balance" for each loan group and any date is the aggregate of the principal balances of the related Mortgage Loans as of such date. "Liquidation Loss Amounts" for any liquidated Mortgage Loan and any Payment Date is the unrecovered principal balance of such Mortgage Loan at the end of the Collection Period in which such Mortgage Loan became a liquidated Mortgage Loan, after giving effect to its net liquidation proceeds.

ERISA Eligibility: Subject to the considerations in the prospectus supplement, the Notes are expected to be ERISA eligible. Prospective investors must review the related prospectus and prospectus supplement and consult with their professional advisors for a more detailed description of these matters prior to investing in the Notes.

SMMEA Treatment: The Notes will constitute "mortgage related securities" for purposes of SMMEA.

[Collateral Tables and Discount Margin Tables to follow]

Discount Margin Tables (%)

Class 2-A (To Call) (1)

CPR	25%	30%	35%	40%	45%	50%	55%
DM @ 100-00	30	30	30	30	30	30	30
WAL (yr)	5.19	3.99	3.16	2.56	2.11	1.75	1.48
MDUR (yr)	4.84	3.77	3.02	2.47	2.05	1.71	1.45
Principal Window Beginning	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04
Principal Window End	May15	Jun13	Dec11	Nov10	Jan10	Feb09	Jun08

(1) Based on a 15% draw rate.

Class 2-A (To Maturity) (1)

CPR	25%	30%	35%	40%	45%	50%	55%
DM @ 100-00	30	30	30	30	30	30	30
WAL (yr)	5.42	4.20	3.35	2.72	2.25	1.89	1.60
MDUR (yr)	5.02	3.95	3.18	2.61	2.17	1.83	1.56
Principal Window Beginning	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04
Principal Window End	Mar23	Aug20	May18	Jul16	Jan15	Sep13	Jul12

(1) Based on a 15% draw rate.

ABS New Transaction

Computational Materials

$1,000,000,000
(Approximate)

CWABS, Inc.
Depositor

CWABS REVOLVING HOME EQUITY LOAN TRUST, Series 2004-J

Revolving Home Equity Loan Asset Backed Notes, Series 2004-J

Countrywide
HOME LOANS
Sponsor and Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement, any related supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a statistical pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this statistical pool may be deleted from the final pool of Mortgage Loans delivered to the Trust on the Closing Date. This statistical pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the statistical pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the statistical pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Prepared: September 14, 2004

$1,000,000,000 (Approximate)

Revolving Home Equity Loan Trust (2004-J)

REVOLVING HOME EQUITY LOAN ASSET BACKED NOTES, SERIES 2004-J

Class	Approximate Amount (1)	Note Rate	WAL (Years) Call/Mat (2)	Payment Window (Months) Call/Mat (2)	Last Scheduled Payment Date	Expected Rating (S&P/Moody's)
1-A	$496,805,000	LIBOR + 30(3)	2.56 / 2.72	1-73 / 1-141	March 2032	AAA / Aaa
2-A	$503,195,000			*Not Offered Herein*		AAA / Aaa
Total	**$1,000,000,000**					

(1) Subject to a permitted variance of +/- 10%.
(2) Based on a collateral prepayment assumption of 40% CPR and a 15% draw rate, with respect to the Mortgage Loans and a settlement date of September 30, 2004.
(3) Subject to the lesser of (a) a fixed cap of 11.50% and (b) the related Net WAC, as more fully described herein. Additionally, the coupon for the initial interest accrual period shall be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR benchmarks).

Transaction Participants

Underwriter:	Countrywide Securities Corporation (Lead Manager) and JP Morgan Securities (Co-Manager).
Sponsor and Master Servicer:	Countrywide Home Loans, Inc. ("Countrywide").
Depositor:	CWABS, Inc. (a limited purpose finance subsidiary of Countrywide Financial Corporation).
Custodian:	Treasury Bank, National Association (an affiliate of the Sponsor and Master Servicer).
Note Insurer:	Ambac Assurance Corporation ("Ambac")
Indenture Trustee:	JP Morgan Chase Bank.
Owner Trustee:	Wilmington Trust Company.

Relevant Dates

Expected Closing Date:	September 30, 2004.
Expected Settlement Date:	September 30, 2004.
Cut-off Date:	September 27, 2004.
Interest Period:	Except with respect to the first Payment Date, the interest accrual period with respect to the Notes for a given Payment Date will be the period beginning with the previous Payment Date and ending on the day prior to such Payment Date. For the first Payment Date, the Notes will accrue interest from the Closing Date through November 14, 2004.
Payment Date:	The fifteenth (15th) day of each month (or, if not a business day, the next succeeding business day), commencing November 15, 2004.
Collection Period:	With respect to any Payment Date, the calendar month preceding the Payment Date or, in the case of the first Collection Period, the period beginning on the Cut-off Date and ending on the last day of October 2004.

The Mortgage Loans

Description of Mortgage Loans:	The Trust will consist of two groups of home equity revolving credit line loans made or to be made in the future under certain home equity revolving credit line loan agreements (the "Group 1 Mortgage Loans" and "Group 2 Mortgage Loans"). The Group 1 Mortgage Loans will be secured by first deeds of trust or mortgages on primarily one-to-four family residential properties with conforming loan balances based on maximum credit limits and will bear interest at rates that adjust based on the prime rate. The Group 2 Mortgage Loans will be secured by first deeds of trust or mortgages on primarily one-to-four family residential properties and will bear interest at rates that adjust based on the prime rate. The original principal balance of each class of Notes will be approximately equal to the aggregate Cut-off Date principal balance of the Mortgage Loans in the related loan group transferred to the Trust.

The actual pool of Mortgage Loans delivered to the Trust on the Closing Date is expected to have a Cut-off Date Balance of approximately $1,000,000,000 (subject to a variance of +/- 10%). However, the information presented in these Computational Materials for the Mortgage Loans, particularly in the collateral tables, which follow, reflects a statistical pool of Mortgage Loans as of September 1, 2004. However, the characteristics of the statistical pool are expected to be representative of the final pool of Mortgage Loans actually delivered to the Trust on the Closing Date.

HELOC Amortization: The Mortgage Loans are adjustable rate, home equity lines of credit ("HELOCs") which may be drawn upon generally for a period (the "Draw Period") of five (5) years (which, in most cases, may be extendible for an additional five (5) years with Countrywide's approval). HELOCs are generally subject to a fifteen (15) year repayment period following the end of the Draw Period during which the outstanding principal balance of the Mortgage Loan will be repaid in monthly installments equal to 1/180 of the outstanding principal balance as of the end of the Draw Period. A relatively small number of HELOCs are subject to a five (5), ten (10), or twenty (20) year repayment period following the Draw Period during which the outstanding principal balance of the loan will be repaid in equal monthly installments. There are no Mortgage Loans that require a balloon repayment at the end of the Draw Period.

Cut-off Date Balance: The aggregate unpaid principal balance of the Mortgage Loans as of the Cut-off Date.

The Notes

Description of the Notes: The Class 1-A and Class 2-A Notes (together, the "Notes") will be issued by CWABS Revolving Home Equity Loan Trust, Series 2004-J (the "Trust"). As of the Closing Date, the aggregate principal balance of both classes of the Notes will be $1,000,000,000 (subject to a permitted variance of +/- 10%).

Federal Tax Status: It is anticipated that the Notes will be treated as debt instruments for federal income tax purposes.

Registration: The Notes will be available in book-entry form through DTC, Clearstream and the Euroclear System.

Note Rate: Except as noted below, each class of Notes will accrue interest during each Interest Accrual Period at a rate equal to the least of: (a) one-month LIBOR, plus 0.30%, (b) the Net WAC of the Mortgage Loans in the related Loan Group, and (c) 11.50%. With respect to the initial Interest Accrual Period only, the rate calculated in clause (a) above will be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR as benchmarks).

Net WAC: The "Net WAC" of the Group 1 or Group 2 Mortgage Loans shall mean the weighted average of the loan rates of the Group 1 or Group 2 Mortgage Loans (as applicable) weighted on the basis of the daily average balance of each Mortgage Loan in the applicable loan group during the related billing cycle before the Collection Period relating to the Payment Date net of the Expense Fee Rate.

Expense Fee Rate: For any Payment Date, the "Expense Fee Rate" shall be an amount equal to the sum of (i) the servicing fee rate, (ii) the note insurer premium rate times a fraction, the numerator, which is the Note principal balance of the applicable class of Notes and the denominator of which is the related Loan Group Balance, and (iii) commencing with the Payment Date in November 2005, the Note Insurer Carve-out Rate, weighted on the basis of the daily average balance of each Mortgage Loan in the applicable loan group during the related billing cycle before the Collection Period relating to the Payment Date. The "Note Insurer Carve-out Rate" for any given Payment Date on and after the November 2005 Payment Date shall be equal to 0.50%.

Basis Risk Carryforward: On any Payment Date the "Basis Risk Carryforward" for either Class of Notes will equal, the excess of (a) the amount of interest that would have accrued on such Notes during the related Interest Accrual Period without giving effect to the related Net WAC cap, over (b) the amount of interest that actually accrued on such Notes during such period, together with accrued interest thereon at the Note Rate without giving effect to the related Net WAC cap. The Basis Risk Carryforward will be paid to the extent funds are available from the related Mortgage Loans as set forth in "Group 1 Distributions of Interest" or "Group 2 Distributions of Interest" (as applicable), below.

Group 1 Distributions of Interest: Investor interest collections related to the Group 1 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of Ambac with respect to the Group 1 Mortgage Loans;
2. Accrued monthly interest on the Class 1-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed;
5. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans;
6. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans and not previously reimbursed;
7. Reimbursement to Ambac for prior draws on its insurance policy (with interest thereon) relating to the Group 1 Mortgage Loans;
8. Paydown of the Class 1-A Notes to create and maintain the required level of overcollateralization;
9. Paydown of the Class 2-A Notes to maintain (but not to create) the required level of overcollateralization, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans;
10. Payment of any other amounts owed to Ambac with respect to the Group 1 Mortgage Loans;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement with respect to the Class 1-A Notes;
12. Basis Risk Carryforward related to the Class 1-A Notes;
13. Reimbursement to Ambac for prior draws on its insurance policy and any other amount owed to Ambac, in each case with respect to Group 2 Mortgage Loans; and
14. Any excess cash flow to the holder of the Transferor Interest.

Group 2 Distributions of Interest: Investor interest collections related to the Group 2 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of Ambac with respect to the Group 2 Mortgage Loans;
2. Accrued monthly interest on the Class 2-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed;
5. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans;
6. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans and not previously reimbursed;
7. Reimbursement to Ambac for prior draws on its insurance policy (with interest thereon) relating to the Group 2 Mortgage Loans;
8. Paydown of the Class 2-A Notes to create and maintain the required level of overcollateralization;
9. Paydown of the Class 1-A Notes to maintain (but not to create) the required level of overcollateralization, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans;
10. Payment of any other amounts owed to Ambac with respect to the Group 2 Mortgage Loans;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement with respect to the Class 2-A Notes;
12. Basis Risk Carryforward related to the Class 2-A Notes;
13. Reimbursement to Ambac for prior draws on its insurance policy and any other amount owed to Ambac, in each case with respect to Group 1 Mortgage Loans; and
14. Any excess cash flow to the holder of the Transferor Interest.

Distributions of Principal: Collections of principal related to the Mortgage Loans in each loan group are to be applied to the related class of Notes in the following order of priority:

1. During the Managed Amortization Period (as described below), the amount of principal payable to the holder of a class of Notes for each Payment Date will equal, to the extent funds are available from the related Mortgage Loans, the lesser of (a) the product of (i) the Investor Fixed Allocation Percentage (as defined below) for those Notes, and (ii) principal collections from the related Mortgage Loans relating to such Payment Date (such product, the "Maximum Principal Payment"), and (b) principal collections from the related Mortgage Loans for the related Payment Date less the sum of additional balances created from new draws on those Mortgage Loans during the related Collection Period (but not less than zero).

   The "Managed Amortization Period" for each class of Notes shall mean the period beginning on the Closing Date and, unless a Rapid Amortization Event (i.e., certain events of default or other material non-compliance by the Sponsor under the terms of the related transaction documents) shall have earlier occurred, through and including the Payment Date in October 2009.

The "Investor Fixed Allocation Percentage" for any Payment Date and each Class of Notes will be calculated as follows: (i) on any date on which the related allocated Transferor Interest is less than the related Required Transferor Subordinated Amount, 100%, and (ii) on any date on which the related allocated Transferor Interest equals or exceeds the related Required Transferor Subordinated Amount, [98.50]%.

2. After the Managed Amortization Period, the amount of principal payable to the holders of each class of Notes will be equal to the related Maximum Principal Payment.

The "allocated Transferor Interest" for each loan group is the portion of the Transferor Interest attributable to such loan group and will equal the related Transferor Principal Balance (as defined below).

Optional Termination: The Notes may be retired as a result of the owner of the Transferor Interest purchasing all of the mortgage loans then included in the trust estate on any payment date on or after which the aggregate principal balance of the Notes of both classes is less than or equal to 10% of the initial aggregate principal balance of the Notes of both classes.

Credit Enhancement: The Trust will include the following mechanisms, each of which is intended to provide credit support for the Notes:

1. Excess Interest Collections. For any Loan Group, its Excess Interest Collections are the related investor interest collections minus the sum of (a) the interest paid to the related class of Notes, (b) the servicing fee retained by the Master Servicer for the Mortgage Loans in that loan group, and (c) the premium paid to the Note Insurer allocable to that Loan Group. Investor Interest Collections from a loan group will be available to cover losses on the Mortgage Loans in the related loan group first and then, if necessary, in the unrelated loan group.

2. Limited Subordination of Transferor Interest (Overcollateralization). A portion of the allocated Transferor Interest related to each loan group will be available to provide limited protection against Investor Loss Amounts in such loan group (as defined below) up to the Available Transferor Subordinated Amount for such loan group. The "Available Transferor Subordinated Amount" for each loan group is, for any Payment Date, the lesser of the related Transferor Principal Balance and the related Required Transferor Subordinated Amount. The "Transferor Principal Balance" for each loan group is, for any date of determination, (a) the Loan Group Balance of the related Mortgage Loans at the close of business on the prior day, minus (b) the Note Principal Balance of the related class of Notes reduced by the aggregate of amounts actually distributed as principal on such Notes through the close of business on such date of determination. Subject to any step-down or step-up as may be permitted or required by the transaction documents, the "Required Transferor Subordinated Amount" for each loan group will be (i) prior to the step-down date, [1.50]% of the Cut-off Date Balance of the related Mortgage Loans and (ii) on or after the step-down date and so long as a trigger event is not in effect, [3.00]% of the then current unpaid principal balance of the related Mortgage Loans (subject to a floor equal to 0.50% of the Cut-off Date Balance of the related Mortgage Loans). The allocated Transferor Interest for each loan group will be approximately zero on the Closing Date.

3. Surety Wrap. Ambac will issue a note insurance policy, which will guarantee the timely payment of interest and the ultimate repayment of principal to the holders of the Notes. The policy does not cover payment of Basis Risk Carryforward.

Investor Loss Amounts: With respect to any Payment Date and each Class of Notes, the amount equal to the product of (a) the applicable Investor Floating Allocation Percentage (as defined below) for such Payment Date and such Notes, and (b) the aggregate of the Liquidation Loss Amounts for such Payment Date from Mortgage Loans in the relevant loan group. The "Investor Floating Allocation Percentage," for any Payment Date and each loan group shall be the lesser of 100% and a fraction, the numerator of which is the related Note Principal Balance and the denominator of which is the Loan Group Balance of the related Mortgage Loans at the beginning of the related Collection Period. The "Loan Group Balance" for each loan group and any date is the aggregate of the principal balances of the related Mortgage Loans as of such date. "Liquidation Loss Amounts" for any liquidated Mortgage Loan and any Payment Date is the unrecovered principal balance of such Mortgage Loan at the end of the Collection Period in which such Mortgage Loan became a liquidated Mortgage Loan, after giving effect to its net liquidation proceeds.

ERISA Eligibility: Subject to the considerations in the prospectus supplement, the Notes are expected to be ERISA eligible. Prospective investors must review the related prospectus and prospectus supplement and consult with their professional advisors for a more detailed description of these matters prior to investing in the Notes.

SMMEA Treatment: The Notes will constitute "mortgage related securities" for purposes of SMMEA.

[Collateral Tables and Discount Margin Tables to follow]

Discount Margin Tables (%)

Class 1-A (To Call) [1]

CPR	25%	30%	35%	40%	45%	50%	55%
DM @ 100-00	30	30	30	30	30	30	30
WAL (yr)	5.19	3.99	3.16	2.56	2.11	1.75	1.48
MDUR (yr)	4.84	3.77	3.02	2.47	2.05	1.71	1.45
Principal Window Beginning	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04
Principal Window End	May15	Jun13	Dec11	Nov10	Jan10	Feb09	Jun08

[1] Based on a 15% draw rate.

Class 1-A (To Maturity) [1]

CPR	25%	30%	35%	40%	45%	50%	55%
DM @ 100-00	30	30	30	30	30	30	30
WAL (yr)	5.42	4.20	3.35	2.72	2.25	1.89	1.60
MDUR (yr)	5.02	3.95	3.18	2.61	2.17	1.83	1.56
Principal Window Beginning	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04
Principal Window End	Mar23	Aug20	May18	Jul16	Jan15	Sep13	Jul12

[1] Based on a 15% draw rate.

ABS New Transaction

Computational Materials

$1,000,000,000
(Approximate)

CWABS, Inc.
Depositor

CWABS REVOLVING HOME EQUITY LOAN TRUST, Series 2004-J

Revolving Home Equity Loan Asset Backed Notes, Series 2004-J

Countrywide
HOME LOANS
Sponsor and Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement, any related supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a statistical pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this statistical pool may be deleted from the final pool of Mortgage Loans delivered to the Trust on the Closing Date. This statistical pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the statistical pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the statistical pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Prepared: September 14, 2004

$1,000,000,000 (Approximate)

Revolving Home Equity Loan Trust (2004-J)

REVOLVING HOME EQUITY LOAN ASSET BACKED NOTES, SERIES 2004-J

Class	Approximate Amount (1)	Note Rate	WAL (Years) Call/Mat (2)	Payment Window (Months) Call/Mat (2)	Last Scheduled Payment Date	Expected Rating (S&P/Moody's)
1-A	$496,805,000	LIBOR + 30 (3)	2.56 / 2.72	1-73 / 1-141	March 2032	AAA / Aaa
2-A	$503,195,000			*Not Offered Herein*		AAA / Aaa
Total	$1,000,000,000					

(1) Subject to a permitted variance of +/- 10%.
(2) Based on a collateral prepayment assumption of 40% CPR and a 15% draw rate, with respect to the Mortgage Loans and a settlement date of September 30, 2004.
(3) Subject to the lesser of (a) a fixed cap of 11.50% and (b) the related Net WAC, as more fully described herein. Additionally, the coupon for the initial interest accrual period shall be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR benchmarks).

Transaction Participants

Underwriter:	Countrywide Securities Corporation (Lead Manager) and JP Morgan Securities (Co-Manager).
Sponsor and Master Servicer:	Countrywide Home Loans, Inc. ("Countrywide").
Depositor:	CWABS, Inc. (a limited purpose finance subsidiary of Countrywide Financial Corporation).
Custodian:	Treasury Bank, National Association (an affiliate of the Sponsor and Master Servicer).
Note Insurer:	Ambac Assurance Corporation ("Ambac")
Indenture Trustee:	JP Morgan Chase Bank.
Owner Trustee:	Wilmington Trust Company.

Relevant Dates

Expected Closing Date:	September 30, 2004.
Expected Settlement Date:	September 30, 2004.
Cut-off Date:	September 27, 2004.
Interest Period:	Except with respect to the first Payment Date, the interest accrual period with respect to the Notes for a given Payment Date will be the period beginning with the previous Payment Date and ending on the day prior to such Payment Date. For the first Payment Date, the Notes will accrue interest from the Closing Date through November 14, 2004.
Payment Date:	The fifteenth (15th) day of each month (or, if not a business day, the next succeeding business day), commencing November 15, 2004.
Collection Period:	With respect to any Payment Date, the calendar month preceding the Payment Date or, in the case of the first Collection Period, the period beginning on the Cut-off Date and ending on the last day of October 2004.

The Mortgage Loans

Description of Mortgage Loans:

The Trust will consist of two groups of home equity revolving credit line loans made or to be made in the future under certain home equity revolving credit line loan agreements (the "Group 1 Mortgage Loans" and "Group 2 Mortgage Loans"). The Group 1 Mortgage Loans will be secured by first deeds of trust or mortgages on primarily one-to-four family residential properties with conforming loan balances based on maximum credit limits and will bear interest at rates that adjust based on the prime rate. The Group 2 Mortgage Loans will be secured by first deeds of trust or mortgages on primarily one-to-four family residential properties and will bear interest at rates that adjust based on the prime rate. The original principal balance of each class of Notes will be approximately equal to the aggregate Cut-off Date principal balance of the Mortgage Loans in the related loan group transferred to the Trust.

The actual pool of Mortgage Loans delivered to the Trust on the Closing Date is expected to have a Cut-off Date Balance of approximately $1,000,000,000 (subject to a variance of +/-

10%). However, the information presented in these Computational Materials for the Mortgage Loans, particularly in the collateral tables, which follow, reflects a statistical pool of Mortgage Loans as of September 1, 2004. However, the characteristics of the statistical pool are expected to be representative of the final pool of Mortgage Loans actually delivered to the Trust on the Closing Date.

HELOC Amortization: The Mortgage Loans are adjustable rate, home equity lines of credit ("HELOCs") which may be drawn upon generally for a period (the "Draw Period") of five (5) years (which, in most cases, may be extendible for an additional five (5) years with Countrywide's approval). HELOCs are generally subject to a fifteen (15) year repayment period following the end of the Draw Period during which the outstanding principal balance of the Mortgage Loan will be repaid in monthly installments equal to 1/180 of the outstanding principal balance as of the end of the Draw Period. A relatively small number of HELOCs are subject to a five (5), ten (10), or twenty (20) year repayment period following the Draw Period during which the outstanding principal balance of the loan will be repaid in equal monthly installments. There are no Mortgage Loans that require a balloon repayment at the end of the Draw Period.

Cut-off Date Balance: The aggregate unpaid principal balance of the Mortgage Loans as of the Cut-off Date.

The Notes

Description of the Notes: The Class 1-A and Class 2-A Notes (together, the "Notes") will be issued by CWABS Revolving Home Equity Loan Trust, Series 2004-J (the "Trust"). As of the Closing Date, the aggregate principal balance of both classes of the Notes will be $1,000,000,000 (subject to a permitted variance of +/- 10%).

Federal Tax Status: It is anticipated that the Notes will be treated as debt instruments for federal income tax purposes.

Registration: The Notes will be available in book-entry form through DTC, Clearstream and the Euroclear System.

Note Rate: Except as noted below, each class of Notes will accrue interest during each Interest Accrual Period at a rate equal to the least of: (a) one-month LIBOR, plus 0.30%, (b) the Net WAC of the Mortgage Loans in the related Loan Group, and (c) 11.50%. With respect to the initial Interest Accrual Period only, the rate calculated in clause (a) above will be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR as benchmarks).

Net WAC: The "Net WAC" of the Group 1 or Group 2 Mortgage Loans shall mean the weighted average of the loan rates of the Group 1 or Group 2 Mortgage Loans (as applicable) weighted on the basis of the daily average balance of each Mortgage Loan in the applicable loan group during the related billing cycle before the Collection Period relating to the Payment Date net of the Expense Fee Rate.

Expense Fee Rate: For any Payment Date, the "Expense Fee Rate" shall be an amount equal to the sum of (i) the servicing fee rate, (ii) the note insurer premium rate times a fraction, the numerator, which is the Note principal balance of the applicable class of Notes and the denominator of which is the related Loan Group Balance, and (iii) commencing with the Payment Date in November 2005, the Note Insurer Carve-out Rate, weighted on the basis of the daily average balance of each Mortgage Loan in the applicable loan group during the related billing cycle before the

Collection Period relating to the Payment Date. The "Note Insurer Carve-out Rate" for any given Payment Date on and after the November 2005 Payment Date shall be equal to 0.50%.

Basis Risk Carryforward: On any Payment Date the "Basis Risk Carryforward" for either Class of Notes will equal, the excess of (a) the amount of interest that would have accrued on such Notes during the related Interest Accrual Period without giving effect to the related Net WAC cap, over (b) the amount of interest that actually accrued on such Notes during such period, together with accrued interest thereon at the Note Rate without giving effect to the related Net WAC cap. The Basis Risk Carryforward will be paid to the extent funds are available from the related Mortgage Loans as set forth in "Group 1 Distributions of Interest" or "Group 2 Distributions of Interest" (as applicable), below.

Group 1 Distributions of Interest: Investor interest collections related to the Group 1 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of Ambac with respect to the Group 1 Mortgage Loans;
2. Accrued monthly interest on the Class 1-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed;
5. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans;
6. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans and not previously reimbursed;
7. Reimbursement to Ambac for prior draws on its insurance policy (with interest thereon) relating to the Group 1 Mortgage Loans;
8. Paydown of the Class 1-A Notes to create and maintain the required level of overcollateralization;
9. Paydown of the Class 2-A Notes to maintain (but not to create) the required level of overcollateralization, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans;
10. Payment of any other amounts owed to Ambac with respect to the Group 1 Mortgage Loans;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement with respect to the Class 1-A Notes;
12. Basis Risk Carryforward related to the Class 1-A Notes;
13. Reimbursement to Ambac for prior draws on its insurance policy and any other amount owed to Ambac, in each case with respect to Group 2 Mortgage Loans; and
14. Any excess cash flow to the holder of the Transferor Interest.

Group 2 Distributions of Interest: Investor interest collections related to the Group 2 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of Ambac with respect to the Group 2 Mortgage Loans;

2. Accrued monthly interest on the Class 2-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed;
5. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans;
6. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans and not previously reimbursed;
7. Reimbursement to Ambac for prior draws on its insurance policy (with interest thereon) relating to the Group 2 Mortgage Loans;
8. Paydown of the Class 2-A Notes to create and maintain the required level of overcollateralization;
9. Paydown of the Class 1-A Notes to maintain (but not to create) the required level of overcollateralization, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans;
10. Payment of any other amounts owed to Ambac with respect to the Group 2 Mortgage Loans;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement with respect to the Class 2-A Notes;
12. Basis Risk Carryforward related to the Class 2-A Notes;
13. Reimbursement to Ambac for prior draws on its insurance policy and any other amount owed to Ambac, in each case with respect to Group 1 Mortgage Loans; and
14. Any excess cash flow to the holder of the Transferor Interest.

Distributions of Principal: Collections of principal related to the Mortgage Loans in each loan group are to be applied to the related class of Notes in the following order of priority:

1. During the Managed Amortization Period (as described below), the amount of principal payable to the holder of a class of Notes for each Payment Date will equal, to the extent funds are available from the related Mortgage Loans, the lesser of (a) the product of (i) the Investor Fixed Allocation Percentage (as defined below) for those Notes, and (ii) principal collections from the related Mortgage Loans relating to such Payment Date (such product, the "Maximum Principal Payment"), and (b) principal collections from the related Mortgage Loans for the related Payment Date less the sum of additional balances created from new draws on those Mortgage Loans during the related Collection Period (but not less than zero).

   The "Managed Amortization Period" for each class of Notes shall mean the period beginning on the Closing Date and, unless a Rapid Amortization Event (i.e., certain events of default or other material non-compliance by the Sponsor under the terms of the related transaction documents) shall have earlier occurred, through and including the Payment Date in October 2009.

   The "Investor Fixed Allocation Percentage" for any Payment Date and each Class of Notes will be calculated as follows: (i) on any date on which the related allocated Transferor Interest is less than the related Required Transferor Subordinated Amount, 100%, and (ii) on any date on which the related allocated Transferor Interest equals or exceeds the related Required Transferor Subordinated Amount, [98.50]%.

2. After the Managed Amortization Period, the amount of principal payable to the holders of each class of Notes will be equal to the related Maximum Principal Payment.

The "allocated Transferor Interest" for each loan group is the portion of the Transferor Interest attributable to such loan group and will equal the related Transferor Principal Balance (as defined below).

Optional Termination: The Notes may be retired as a result of the owner of the Transferor Interest purchasing all of the mortgage loans then included in the trust estate on any payment date on or after which the aggregate principal balance of the Notes of both classes is less than or equal to 10% of the initial aggregate principal balance of the Notes of both classes.

Credit Enhancement: The Trust will include the following mechanisms, each of which is intended to provide credit support for the Notes:

1. Excess Interest Collections. For any Loan Group, its Excess Interest Collections are the related investor interest collections minus the sum of (a) the interest paid to the related class of Notes, (b) the servicing fee retained by the Master Servicer for the Mortgage Loans in that loan group, and (c) the premium paid to the Note Insurer allocable to that Loan Group. Investor Interest Collections from a loan group will be available to cover losses on the Mortgage Loans in the related loan group first and then, if necessary, in the unrelated loan group.

2. Limited Subordination of Transferor Interest (Overcollateralization). A portion of the allocated Transferor Interest related to each loan group will be available to provide limited protection against Investor Loss Amounts in such loan group (as defined below) up to the Available Transferor Subordinated Amount for such loan group. The "Available Transferor Subordinated Amount" for each loan group is, for any Payment Date, the lesser of the related Transferor Principal Balance and the related Required Transferor Subordinated Amount. The "Transferor Principal Balance" for each loan group is, for any date of determination, (a) the Loan Group Balance of the related Mortgage Loans at the close of business on the prior day, minus (b) the Note Principal Balance of the related class of Notes reduced by the aggregate of amounts actually distributed as principal on such Notes through the close of business on such date of determination. Subject to any step-down or step-up as may be permitted or required by the transaction documents, the "Required Transferor Subordinated Amount" for each loan group will be (i) prior to the step-down date, [1.50]% of the Cut-off Date Balance of the related Mortgage Loans and (ii) on or after the step-down date and so long as a trigger event is not in effect, [3.00]% of the then current unpaid principal balance of the related Mortgage Loans (subject to a floor equal to 0.50% of the Cut-off Date Balance of the related Mortgage Loans). The allocated Transferor Interest for each loan group will be approximately zero on the Closing Date.

3. Surety Wrap. Ambac will issue a note insurance policy, which will guarantee the timely payment of interest and the ultimate repayment of principal to the holders of the Notes. The policy does not cover payment of Basis Risk Carryforward.

Investor Loss Amounts: With respect to any Payment Date and each Class of Notes, the amount equal to the product of (a) the applicable Investor Floating Allocation Percentage (as defined below) for such Payment Date and such Notes, and (b) the aggregate of the Liquidation Loss Amounts for such Payment Date from Mortgage Loans in the relevant loan group. The "Investor Floating Allocation

Percentage," for any Payment Date and each loan group shall be the lesser of 100% and a fraction, the numerator of which is the related Note Principal Balance and the denominator of which is the Loan Group Balance of the related Mortgage Loans at the beginning of the related Collection Period. The "Loan Group Balance" for each loan group and any date is the aggregate of the principal balances of the related Mortgage Loans as of such date. "Liquidation Loss Amounts" for any liquidated Mortgage Loan and any Payment Date is the unrecovered principal balance of such Mortgage Loan at the end of the Collection Period in which such Mortgage Loan became a liquidated Mortgage Loan, after giving effect to its net liquidation proceeds.

ERISA Eligibility: Subject to the considerations in the prospectus supplement, the Notes are expected to be ERISA eligible. Prospective investors must review the related prospectus and prospectus supplement and consult with their professional advisors for a more detailed description of these matters prior to investing in the Notes.

SMMEA Treatment: The Notes will constitute "mortgage related securities" for purposes of SMMEA.

[Collateral Tables and Discount Margin Tables to follow]

Discount Margin Tables (%)

Class 1-A (To Call) (1)

CPR	25%	30%	35%	40%	45%	50%	55%
DM @ 100-00	30	30	30	30	30	30	30
WAL (yr)	5.19	3.99	3.16	2.56	2.11	1.75	1.48
MDUR (yr)	4.84	3.77	3.02	2.47	2.05	1.71	1.45
Principal Window Beginning	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04
Principal Window End	May15	Jun13	Dec11	Nov10	Jan10	Feb09	Jun08

(1) Based on a 15% draw rate.

Class 1-A (To Maturity) (1)

CPR	25%	30%	35%	40%	45%	50%	55%
DM @ 100-00	30	30	30	30	30	30	30
WAL (yr)	5.42	4.20	3.35	2.72	2.25	1.89	1.60
MDUR (yr)	5.02	3.95	3.18	2.61	2.17	1.83	1.56
Principal Window Beginning	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04
Principal Window End	Mar23	Aug20	May18	Jul16	Jan15	Sep13	Jul12

(1) Based on a 15% draw rate.

$356,090,722

Summary of Loans in Statistic Calculation Pool
(As of Calculation Date)

			Range
Aggregate Principal Balance		$356,090,722	
Aggregate Credit Limit		$375,186,995	
WA Coupon (Gross)		4.586%	3.000% to 8.750%
WA Margin (Gross)		0.325%	-0.500% to 4.500%
WA Maximum Rate		12.318%	11.899% to 18.000%
Average Principal Balance		$133,417	$408 to $300,000
Average Credit Limit		$140,572	$15,000 to $361,000
WA Remaining Term To Scheduled Maturity (months)		301	288 to 350
WA Combined Loan-to-Value Ratio		83.12%	6.14% to 100.00%
Average Credit Utilization Rate		94.78%	0.30% to 100.00%
Origination Period			4/30/2003 to 8/31/2004
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
WA Months to First Roll			
WA FICO		711	

Top 5 States		Top 4 Prop		Doc Types		Appr Types		Occ Codes		Delinq Status	
MI	9.60%	SFR	74.30%	FULL	53.80%	Full	93.49%	OO	83.72%	Current	95.01%
FL	7.61%	PUD	16.79%	ALT	37.44%	Stated	5.54%	INV	13.46%	30 - 59 D	4.94%
MO	6.31%	CND	8.66%	REDUCE	8.63%	Drive By	.58%	2H	2.82%	90+ Days	0.05%
CA	6.31%	2-4U	0.25%	STREAM	0.14%	CopyFull	.28%				
OH	4.49%										

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Material for
Countrywide Asset Backed Notes, Series 2004-J
Group 1

$356,090,722

Loan Programs

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
HELOC 10YDR/20YRP	$19,067,398	166	5.35	$114,864	4.466	349.17	721	79.8
HELOC 10YDR/15YRP	$336,923,798	2,502	94.62	$134,662	4.593	297.98	711	83.3
HELOC 15YDR/10YRP	$99,526	1	0.03	$99,526	3.000	298.00	771	19.9
	$356,090,722	2,669	100.00	$133,417	4.586	300.72	711	83.1

Principal Balances

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $10,000.00	$40,140	8	0.01	$5,018	4.655	296.11	761	68.9
$10,000.01 - $20,000.00	$780,096	48	0.22	$16,252	4.499	300.61	734	49.3
$20,000.01 - $30,000.00	$1,155,652	44	0.32	$26,265	4.658	300.98	724	45.0
$30,000.01 - $40,000.00	$2,213,347	61	0.62	$38,284	4.797	304.65	710	53.7
$40,000.01 - $50,000.00	$3,185,052	68	0.89	$46,839	4.834	301.27	719	59.3
$50,000.01 - $60,000.00	$5,973,843	107	1.68	$55,830	4.733	301.68	704	65.3
$60,000.01 - $70,000.00	$7,850,465	120	2.20	$65,421	4.674	301.61	704	76.8
$70,000.01 - $80,000.00	$9,195,227	122	2.58	$75,371	4.852	300.98	711	75.7
$80,000.01 - $90,000.00	$10,439,536	122	2.93	$85,570	4.791	303.38	706	80.0
$90,000.01 - $100,000.00	$17,001,239	176	4.77	$96,598	4.702	305.09	708	77.4
$100,000.01 - $125,000.00	$48,721,769	430	13.68	$113,306	4.563	300.74	699	85.4
$125,000.01 - $150,000.00	$72,106,552	517	20.25	$139,471	4.581	300.66	699	84.5
$150,000.01 - $175,000.00	$35,375,698	218	9.93	$162,274	4.486	300.54	715	85.5
$175,000.01 - $200,000.00	$36,619,617	195	10.28	$187,793	4.539	300.59	721	82.3
$200,000.01 - $225,000.00	$32,885,427	155	9.24	$212,164	4.645	301.08	724	86.2
$225,000.01 - $250,000.00	$24,335,310	102	6.83	$238,581	4.587	300.93	716	85.5
$250,000.01 - $275,000.00	$25,508,973	97	7.16	$262,979	4.621	297.94	725	88.1
$275,000.01 - $300,000.00	$22,702,778	79	6.38	$287,377	4.455	298.02	726	86.2
	$356,090,722	2,669	100.00	$133,417	4.586	300.72	711	83.1

Mortgage Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 3.000	$274,526	2	0.08	$137,263	3.000	298.00	727	60.3
3.001 - 3.500	$294,000	2	0.08	$147,000	3.250	299.00	738	81.6
3.501 - 4.000	$70,097,134	551	19.69	$127,218	3.987	301.08	727	69.6
4.001 - 4.500	$172,085,401	1,192	48.33	$144,367	4.286	300.40	704	89.3
4.501 - 5.000	$36,842,684	289	10.35	$127,483	4.752	303.80	707	81.1
5.001 - 5.500	$34,483,344	284	9.68	$121,420	5.393	300.95	727	80.4
5.501 - 6.000	$28,517,571	237	8.01	$120,327	5.748	298.73	700	86.6
6.001 - 6.500	$9,385,442	79	2.64	$118,803	6.327	298.34	717	82.1
6.501 - 7.000	$2,824,192	22	0.79	$128,372	6.901	298.04	727	78.5
7.001 - 7.500	$301,337	4	0.08	$75,334	7.224	298.66	719	72.5
7.501 - 8.000	$375,018	3	0.11	$125,006	7.702	297.56	687	58.9
8.001 - 8.500	$385,250	3	0.11	$128,417	8.346	297.26	702	77.5
8.501 - 9.000	$224,824	1	0.06	$224,824	8.750	298.00	690	93.0

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Material for
Countrywide Asset Backed Notes, Series 2004-J
Group 1

$356,090,722

Mortgage Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
	$356,090,722	2,669	100.00	$133,417	4.586	300.72	711	83.1

Months Remaining to Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
277 - 288	$477,125	3	0.13	$159,042	4.351	288.00	740	89.8
289 - 300	$336,546,199	2,500	94.51	$134,618	4.593	297.99	711	83.3
337 - 348	$1,324,023	10	0.37	$132,402	4.365	347.00	746	78.3
349 - 360	$17,743,375	156	4.98	$113,740	4.474	349.33	719	80.0
	$356,090,722	2,669	100.00	$133,417	4.586	300.72	711	83.1

Combined Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 10.00	$367,182	11	0.10	$33,380	4.692	298.03	731	8.6
10.01 - 20.00	$2,148,843	45	0.60	$47,752	4.346	302.30	742	15.3
20.01 - 30.00	$3,997,384	65	1.12	$61,498	4.683	302.48	731	25.9
30.01 - 40.00	$5,574,570	64	1.57	$87,103	4.449	300.13	733	35.8
40.01 - 50.00	$5,671,508	63	1.59	$90,024	4.645	307.17	717	45.6
50.01 - 60.00	$12,409,921	109	3.49	$113,852	4.535	305.86	719	55.8
60.01 - 70.00	$20,422,159	157	5.74	$130,077	4.424	299.79	720	65.8
70.01 - 80.00	$62,612,159	451	17.58	$138,830	4.432	300.32	724	77.5
80.01 - 90.00	$146,245,606	1,124	41.07	$130,112	4.798	300.00	698	88.5
90.01 - 100.00	$96,641,391	580	27.14	$166,623	4.410	301.16	717	94.8
	$356,090,722	2,669	100.00	$133,417	4.586	300.72	711	83.1

Geographic Distribution

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AK	$795,375	4	0.22	$198,844	4.072	298.72	713	82.5
AL	$7,468,078	61	2.10	$122,428	4.509	299.05	694	89.6
AZ	$15,169,304	97	4.26	$156,385	4.759	299.87	717	83.5
CA	$22,455,791	149	6.31	$150,710	4.635	300.42	720	69.4
CO	$15,476,931	98	4.35	$157,928	4.688	299.21	721	83.4
CT	$1,559,319	12	0.44	$129,943	4.846	304.29	708	73.5
DC	$309,683	2	0.09	$154,842	5.198	298.20	722	66.6
DE	$794,072	4	0.22	$198,518	4.100	298.19	729	79.8
FL	$27,095,291	200	7.61	$135,476	4.703	300.34	719	83.4
GA	$9,748,138	79	2.74	$123,394	4.636	298.78	710	88.7
HI	$1,727,854	12	0.49	$143,988	4.596	297.49	706	79.5
IA	$1,731,789	16	0.49	$108,237	4.314	298.06	707	85.1
ID	$3,029,971	22	0.85	$137,726	4.872	297.35	705	89.0
IL	$10,398,509	88	2.92	$118,165	4.756	300.74	709	81.1

Countrywide SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Material for
Countrywide Asset Backed Notes, Series 2004-J
Group 1

$356,090,722

Geographic Distribution

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
IN	$11,940,240	114	3.35	$104,739	4.634	299.27	695	85.5
KS	$5,381,048	41	1.51	$131,245	4.597	298.06	721	88.9
KY	$11,103,338	88	3.12	$126,174	4.603	297.83	702	88.6
LA	$3,529,346	31	0.99	$113,850	4.519	298.24	711	82.7
MA	$2,990,711	22	0.84	$135,941	4.466	300.88	741	65.5
MD	$5,379,955	32	1.51	$168,124	4.901	304.94	716	84.0
ME	$801,715	6	0.23	$133,619	4.163	319.94	772	80.8
MI	$34,186,544	272	9.60	$125,686	4.480	310.62	706	84.2
MN	$9,914,441	63	2.78	$157,372	4.604	297.62	707	82.7
MO	$22,475,585	176	6.31	$127,702	4.433	298.70	700	86.4
MS	$1,607,170	15	0.45	$107,145	4.570	298.61	690	83.1
MT	$830,327	8	0.23	$103,791	4.927	298.30	726	82.5
NC	$13,800,426	110	3.88	$125,458	4.565	300.45	712	88.8
ND	$486,100	4	0.14	$121,525	4.232	298.33	693	89.6
NE	$569,257	4	0.16	$142,314	4.195	297.44	703	87.6
NH	$1,327,554	8	0.37	$165,944	4.182	306.69	701	82.0
NJ	$8,901,922	68	2.50	$130,911	4.684	300.33	723	71.8
NM	$637,386	5	0.18	$127,477	4.233	297.94	744	91.4
NV	$11,424,830	62	3.21	$184,271	4.835	298.71	707	79.7
NY	$5,035,907	46	1.41	$109,476	4.527	303.39	717	71.2
OH	$15,996,005	139	4.49	$115,079	4.550	298.11	698	85.8
OK	$2,250,771	22	0.63	$102,308	4.500	297.65	707	87.7
OR	$6,127,036	37	1.72	$165,596	4.589	300.32	726	84.2
PA	$10,635,747	92	2.99	$115,606	4.460	303.09	709	82.8
RI	$254,261	2	0.07	$127,130	4.462	298.58	761	81.2
SC	$4,653,942	36	1.31	$129,276	4.418	297.79	703	89.2
SD	$34,200	1	0.01	$34,200	4.250	299.00	630	90.0
TN	$9,661,199	73	2.71	$132,345	4.489	298.00	713	89.7
UT	$5,697,359	39	1.60	$146,086	4.650	298.04	714	88.2
VA	$9,918,503	68	2.79	$145,860	4.369	302.04	730	82.2
VT	$67,486	1	0.02	$67,486	7.000	297.00	712	49.2
WA	$9,884,283	59	2.78	$167,530	4.488	299.52	730	82.4
WI	$9,611,057	72	2.70	$133,487	4.489	298.37	696	87.0
WV	$677,944	5	0.19	$135,589	4.624	298.61	736	89.9
WY	$537,020	4	0.15	$134,255	4.641	298.47	714	53.9
	$356,090,722	2,669	100.00	$133,417	4.586	300.72	711	83.1

FICO Ranges

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
821 - 840	$788,332	8	0.22	$98,542	4.273	297.98	831	62.2
801 - 820	$7,632,319	69	2.14	$110,613	4.551	298.63	807	75.8
781 - 800	$24,617,225	172	6.91	$143,123	4.555	301.54	789	78.0
761 - 780	$36,122,808	259	10.14	$139,470	4.513	301.37	771	81.0
741 - 760	$38,356,740	280	10.77	$136,988	4.615	300.77	751	84.0
721 - 740	$43,760,730	320	12.29	$136,752	4.633	300.83	730	82.0
701 - 720	$50,037,167	359	14.05	$139,379	4.590	302.65	710	84.7

$356,090,722

FICO Ranges

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
681 - 700	$45,274,773	321	12.71	$141,043	4.612	300.64	690	84.5
661 - 680	$48,106,341	358	13.51	$134,375	4.604	300.20	670	84.9
641 - 660	$37,743,638	310	10.60	$121,754	4.578	299.84	651	84.1
621 - 640	$21,681,742	194	6.09	$111,762	4.551	297.90	631	84.0
601 - 620	$1,801,716	17	0.51	$105,983	4.339	297.56	616	85.4
581 - 600	$167,193	2	0.05	$83,597	4.298	297.39	597	85.6
	$356,090,722	2,669	100.00	$133,417	4.586	300.72	711	83.1

Property Type Group

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$264,581,766	2,073	74.30	$127,632	4.556	300.97	708	82.7
PUD	$59,783,623	367	16.79	$162,898	4.618	299.66	722	84.4
CND	$30,834,867	223	8.66	$138,273	4.754	300.71	715	83.9
2-4U	$890,466	6	0.25	$148,411	5.448	297.46	722	81.3
	$356,090,722	2,669	100.00	$133,417	4.586	300.72	711	83.1

Gross Margins

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 0.000	$228,327,037	1,640	64.12	$139,224	4.187	300.18	711	83.7
0.001 - 0.250	$12,733,746	87	3.58	$146,365	4.453	309.38	702	83.5
0.251 - 0.500	$29,453,550	235	8.27	$125,334	4.662	302.42	711	78.7
0.501 - 0.750	$9,492,557	77	2.67	$123,280	4.880	305.78	699	84.0
0.751 - 1.000	$4,229,790	32	1.19	$132,181	5.265	313.55	721	89.8
1.001 - 1.250	$33,467,788	273	9.40	$122,593	5.440	299.09	732	79.8
1.251 - 1.500	$20,605,088	177	5.79	$116,413	5.722	298.42	690	88.2
1.501 - 1.750	$3,349,019	28	0.94	$119,608	5.942	300.33	691	81.9
1.751 - 2.000	$5,459,232	48	1.53	$113,734	6.169	298.31	714	77.1
2.001 - 2.250	$4,834,494	39	1.36	$123,961	6.458	298.48	721	85.2
2.251 - 2.500	$646,300	5	0.18	$129,260	6.658	298.81	711	87.4
2.501 - 2.750	$2,052,892	16	0.58	$128,306	6.995	297.74	734	78.8
2.751 - 3.000	$301,337	4	0.08	$75,334	7.224	298.66	719	72.5
3.251 - 3.500	$477,300	3	0.13	$159,100	7.086	297.97	713	65.4
3.501 - 3.750	$50,518	1	0.01	$50,518	8.000	298.00	765	61.5
3.751 - 4.000	$238,000	2	0.07	$119,000	8.250	297.42	738	66.6
4.001 - 4.250	$147,250	1	0.04	$147,250	8.500	297.00	645	95.0
4.251 - 4.500	$224,824	1	0.06	$224,824	8.750	298.00	690	93.0
0.325	$356,090,722	2,669	100.00	$133,417	4.586	300.72	711	83.1

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Material for

Countrywide Asset Backed Notes, Series 2004-J
Group 1

$356,090,722

Utilization Range

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 10.00	$124,998	13	0.04	$9,615	4.777	297.75	728	67.3
10.01 - 20.00	$457,981	21	0.13	$21,808	4.518	299.90	756	55.4
20.01 - 30.00	$788,867	22	0.22	$35,858	4.440	303.01	764	67.6
30.01 - 40.00	$1,159,267	23	0.33	$50,403	4.811	304.91	721	69.1
40.01 - 50.00	$1,690,520	29	0.47	$58,294	4.513	302.35	742	60.4
50.01 - 60.00	$2,634,212	35	0.74	$75,263	4.358	304.38	750	69.0
60.01 - 70.00	$2,994,694	37	0.84	$80,938	4.531	307.46	713	62.3
70.01 - 80.00	$5,032,064	48	1.41	$104,835	4.460	303.12	727	63.1
80.01 - 90.00	$10,846,196	87	3.05	$124,669	4.459	308.36	731	71.5
90.01 - 100.00	$330,361,944	2,354	92.77	$140,341	4.595	300.52	710	84.4
	$356,090,722	2,669	100.00	$133,417	4.586	300.72	711	83.1

Lifetime Rate Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
11.899	$137,700	1	0.04	$137,700	4.250	298.00	645	90.0
11.949	$333,984,512	2,478	93.79	$134,780	4.580	297.98	711	83.4
16.000	$649,653	4	0.18	$162,413	4.512	349.28	710	95.6
17.000	$267,769	3	0.08	$89,256	6.254	297.54	702	79.7
18.000	$21,051,088	183	5.91	$115,033	4.664	342.77	722	77.9
12.318	$356,090,722	2,669	100.00	$133,417	4.586	300.72	711	83.1

Draw Limit Range

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$10,000.01 - $20,000.00	$114,732	7	0.03	$16,390	4.343	298.39	767	24.0
$20,000.01 - $30,000.00	$636,118	26	0.18	$24,466	4.745	298.20	709	42.5
$30,000.01 - $40,000.00	$1,324,576	38	0.37	$34,857	5.059	300.96	697	64.7
$40,000.01 - $50,000.00	$3,052,829	80	0.86	$38,160	4.812	303.49	714	53.9
$50,000.01 - $60,000.00	$4,996,551	96	1.40	$52,047	4.744	301.67	705	63.8
$60,000.01 - $70,000.00	$6,803,115	106	1.91	$64,180	4.706	299.01	701	77.0
$70,000.01 - $80,000.00	$8,981,068	126	2.52	$71,278	4.857	301.97	707	76.3
$80,000.01 - $90,000.00	$9,356,649	112	2.63	$83,542	4.827	302.21	704	80.0
$90,000.01 - $100,000.00	$16,313,812	189	4.58	$86,316	4.735	304.52	707	74.9
$100,000.01 - $125,000.00	$47,218,764	431	13.26	$109,556	4.577	300.71	697	85.5
$125,000.01 - $150,000.00	$73,615,978	548	20.67	$134,336	4.584	300.49	699	84.2
$150,000.01 - $175,000.00	$33,825,984	215	9.50	$157,330	4.475	301.00	715	87.2
$175,000.01 - $200,000.00	$38,006,676	214	10.67	$177,601	4.533	301.49	721	81.4
$200,000.01 - $225,000.00	$33,227,075	161	9.33	$206,379	4.633	300.73	725	85.7
$225,000.01 - $250,000.00	$27,593,922	124	7.75	$222,532	4.541	301.83	717	85.1
$250,000.01 - $275,000.00	$24,951,331	96	7.01	$259,910	4.534	297.98	724	86.7
$275,000.01 - $300,000.00	$24,025,790	90	6.75	$266,953	4.601	298.01	728	83.6
$300,000.01 - $325,000.00	$1,751,754	9	0.49	$194,639	4.142	297.77	750	81.8
$350,000.01 - $375,000.00	$294,000	1	0.08	$294,000	4.750	297.00	720	95.0

$356,090,722

Draw Limit Range

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
	$356,090,722	2,669	100.00	$133,417	4.586	300.72	711	83.1

Lien Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
First	$356,090,722	2,669	100.00	$133,417	4.586	300.72	711	83.1
	$356,090,722	2,669	100.00	$133,417	4.586	300.72	711	83.1

Delinquency Status

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Current	$338,316,014	2,529	95.01	$133,775	4.575	300.88	712	83.1
30 - 59 Days	$17,589,708	138	4.94	$127,462	4.794	297.64	705	83.5
90+ Days	$185,000	2	0.05	$92,500	4.250	299.00	716	60.9
	$356,090,722	2,669	100.00	$133,417	4.586	300.72	711	83.1

Origination Year

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2003	$21,661,108	188	6.08	$115,219	4.442	342.09	721	80.2
2004	$334,429,614	2,481	93.92	$134,796	4.595	298.04	711	83.3
	$356,090,722	2,669	100.00	$133,417	4.586	300.72	711	83.1

ABS New Transaction

Computational Materials

$1,000,000,000
(Approximate)

CWABS, Inc.
Depositor

CWABS REVOLVING HOME EQUITY LOAN TRUST, Series 2004-J

Revolving Home Equity Loan Asset Backed Notes, Series 2004-J

Countrywide
HOME LOANS
Sponsor and Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement, any related supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a statistical pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this statistical pool may be deleted from the final pool of Mortgage Loans delivered to the Trust on the Closing Date. This statistical pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the statistical pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the statistical pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Prepared: September 14, 2004

$1,000,000,000 (Approximate)

Revolving Home Equity Loan Trust (2004-J)

REVOLVING HOME EQUITY LOAN ASSET BACKED NOTES, SERIES 2004-J

Class	Approximate Amount [1]	Note Rate	WAL (Years) Call/Mat [2]	Payment Window (Months) Call/Mat [2]	Last Scheduled Payment Date	Expected Rating (S&P/Moody's)
1-A	$496,805,000			*Not Offered Herein*		AAA / Aaa
2-A	$503,195,000	LIBOR + 30[3]	2.56 / 2.72	1-73 / 1-141	August 2029	AAA / Aaa
Total	$1,000,000,000					

(1) Subject to a permitted variance of +/- 10%.
(2) Based on a collateral prepayment assumption of 40% CPR and a 15% draw rate, with respect to the Mortgage Loans and a settlement date of September 30, 2004.
(3) Subject to the lesser of (a) a fixed cap of 11.50% and (b) the related Net WAC, as more fully described herein. Additionally, the coupon for the initial interest accrual period shall be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR benchmarks).

Transaction Participants

Underwriter: Countrywide Securities Corporation (Lead Manager) and JP Morgan Securities (Co-Manager).

Sponsor and Master Servicer: Countrywide Home Loans, Inc. ("Countrywide").

Depositor: CWABS, Inc. (a limited purpose finance subsidiary of Countrywide Financial Corporation).

Custodian: Treasury Bank, National Association (an affiliate of the Sponsor and Master Servicer).

Note Insurer: Ambac Assurance Corporation ("Ambac")

Indenture Trustee: JP Morgan Chase Bank.

Owner Trustee: Wilmington Trust Company.

Relevant Dates

Expected Closing Date: September 30, 2004.

Expected Settlement Date: September 30, 2004.

Cut-off Date: September 27, 2004.

Interest Period: Except with respect to the first Payment Date, the interest accrual period with respect to the Notes for a given Payment Date will be the period beginning with the previous Payment Date and ending on the day prior to such Payment Date. For the first Payment Date, the Notes will accrue interest from the Closing Date through November 14, 2004.

Payment Date: The fifteenth (15th) day of each month (or, if not a business day, the next succeeding business day), commencing November 15, 2004.

Collection Period: With respect to any Payment Date, the calendar month preceding the Payment Date or, in the case of the first Collection Period, the period beginning on the Cut-off Date and ending on the last day of October 2004.

The Mortgage Loans

Description of Mortgage Loans: The Trust will consist of two groups of home equity revolving credit line loans made or to be made in the future under certain home equity revolving credit line loan agreements (the "Group 1 Mortgage Loans" and "Group 2 Mortgage Loans"). The Group 1 Mortgage Loans will be secured by first deeds of trust or mortgages on primarily one-to-four family residential properties with conforming loan balances based on maximum credit limits and will bear interest at rates that adjust based on the prime rate. The Group 2 Mortgage Loans will be secured by first deeds of trust or mortgages on primarily one-to-four family residential properties and will bear interest at rates that adjust based on the prime rate. The original principal balance of each class of Notes will be approximately equal to the aggregate Cut-off Date principal balance of the Mortgage Loans in the related loan group transferred to the Trust.

The actual pool of Mortgage Loans delivered to the Trust on the Closing Date is expected to have a Cut-off Date Balance of approximately $1,000,000,000 (subject to a variance of +/-

10%). However, the information presented in these Computational Materials for the Mortgage Loans, particularly in the collateral tables, which follow, reflects a statistical pool of Mortgage Loans as of September 1, 2004. However, the characteristics of the statistical pool are expected to be representative of the final pool of Mortgage Loans actually delivered to the Trust on the Closing Date.

HELOC Amortization: The Mortgage Loans are adjustable rate, home equity lines of credit ("HELOCs") which may be drawn upon generally for a period (the "Draw Period") of five (5) years (which, in most cases, may be extendible for an additional five (5) years with Countrywide's approval). HELOCs are generally subject to a fifteen (15) year repayment period following the end of the Draw Period during which the outstanding principal balance of the Mortgage Loan will be repaid in monthly installments equal to 1/180 of the outstanding principal balance as of the end of the Draw Period. A relatively small number of HELOCs are subject to a five (5), ten (10), or twenty (20) year repayment period following the Draw Period during which the outstanding principal balance of the loan will be repaid in equal monthly installments. There are no Mortgage Loans that require a balloon repayment at the end of the Draw Period.

Cut-off Date Balance: The aggregate unpaid principal balance of the Mortgage Loans as of the Cut-off Date.

The Notes

Description of the Notes: The Class 1-A and Class 2-A Notes (together, the "Notes") will be issued by CWABS Revolving Home Equity Loan Trust, Series 2004-J (the "Trust"). As of the Closing Date, the aggregate principal balance of both classes of the Notes will be $1,000,000,000 (subject to a permitted variance of +/- 10%).

Federal Tax Status: It is anticipated that the Notes will be treated as debt instruments for federal income tax purposes.

Registration: The Notes will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.

Note Rate: Except as noted below, each class of Notes will accrue interest during each Interest Accrual Period at a rate equal to the least of: (a) one-month LIBOR, plus 0.30%, (b) the Net WAC of the Mortgage Loans in the related Loan Group, and (c) 11.50%. With respect to the initial Interest Accrual Period only, the rate calculated in clause (a) above will be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR as benchmarks).

Net WAC: The "Net WAC" of the Group 1 or Group 2 Mortgage Loans shall mean the weighted average of the loan rates of the Group 1 or Group 2 Mortgage Loans (as applicable) weighted on the basis of the daily average balance of each Mortgage Loan in the applicable loan group during the related billing cycle before the Collection Period relating to the Payment Date net of the Expense Fee Rate.

Expense Fee Rate: For any Payment Date, the "Expense Fee Rate" shall be an amount equal to the sum of (i) the servicing fee rate, (ii) the note insurer premium rate times a fraction, the numerator, which is the Note principal balance of the applicable class of Notes and the denominator of which is the related Loan Group Balance, and (iii) commencing with the Payment Date in November 2005, the Note Insurer Carve-out Rate, weighted on the basis of the daily average balance of each Mortgage Loan in the applicable loan group during the related billing cycle before the

Collection Period relating to the Payment Date. The "Note Insurer Carve-out Rate" for any given Payment Date on and after the November 2005 Payment Date shall be equal to 0.50%.

Basis Risk Carryforward: On any Payment Date the "Basis Risk Carryforward" for either Class of Notes will equal, the excess of (a) the amount of interest that would have accrued on such Notes during the related Interest Accrual Period without giving effect to the related Net WAC cap, over (b) the amount of interest that actually accrued on such Notes during such period, together with accrued interest thereon at the Note Rate without giving effect to the related Net WAC cap. The Basis Risk Carryforward will be paid to the extent funds are available from the related Mortgage Loans as set forth in "Group 1 Distributions of Interest" or "Group 2 Distributions of Interest" (as applicable), below.

Group 1 Distributions of Interest: Investor interest collections related to the Group 1 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of Ambac with respect to the Group 1 Mortgage Loans;
2. Accrued monthly interest on the Class 1-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed;
5. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans;
6. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans and not previously reimbursed;
7. Reimbursement to Ambac for prior draws on its insurance policy (with interest thereon) relating to the Group 1 Mortgage Loans;
8. Paydown of the Class 1-A Notes to create and maintain the required level of overcollateralization;
9. Paydown of the Class 2-A Notes to maintain (but not to create) the required level of overcollateralization, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans;
10. Payment of any other amounts owed to Ambac with respect to the Group 1 Mortgage Loans;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement with respect to the Class 1-A Notes;
12. Basis Risk Carryforward related to the Class 1-A Notes;
13. Reimbursement to Ambac for prior draws on its insurance policy and any other amount owed to Ambac, in each case with respect to Group 2 Mortgage Loans; and
14. Any excess cash flow to the holder of the Transferor Interest.

Group 2 Distributions of Interest: Investor interest collections related to the Group 2 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of Ambac with respect to the Group 2 Mortgage Loans;

2. Accrued monthly interest on the Class 2-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed;
5. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans;
6. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans and not previously reimbursed;
7. Reimbursement to Ambac for prior draws on its insurance policy (with interest thereon) relating to the Group 2 Mortgage Loans;
8. Paydown of the Class 2-A Notes to create and maintain the required level of overcollateralization;
9. Paydown of the Class 1-A Notes to maintain (but not to create) the required level of overcollateralization, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans;
10. Payment of any other amounts owed to Ambac with respect to the Group 2 Mortgage Loans;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement with respect to the Class 2-A Notes;
12. Basis Risk Carryforward related to the Class 2-A Notes;
13. Reimbursement to Ambac for prior draws on its insurance policy and any other amount owed to Ambac, in each case with respect to Group 1 Mortgage Loans; and
14. Any excess cash flow to the holder of the Transferor Interest.

Distributions of Principal: Collections of principal related to the Mortgage Loans in each loan group are to be applied to the related class of Notes in the following order of priority:

1. During the Managed Amortization Period (as described below), the amount of principal payable to the holder of a class of Notes for each Payment Date will equal, to the extent funds are available from the related Mortgage Loans, the lesser of (a) the product of (i) the Investor Fixed Allocation Percentage (as defined below) for those Notes, and (ii) principal collections from the related Mortgage Loans relating to such Payment Date (such product, the "Maximum Principal Payment"), and (b) principal collections from the related Mortgage Loans for the related Payment Date less the sum of additional balances created from new draws on those Mortgage Loans during the related Collection Period (but not less than zero).

   The "Managed Amortization Period" for each class of Notes shall mean the period beginning on the Closing Date and, unless a Rapid Amortization Event (i.e., certain events of default or other material non-compliance by the Sponsor under the terms of the related transaction documents) shall have earlier occurred, through and including the Payment Date in October 2009.

   The "Investor Fixed Allocation Percentage" for any Payment Date and each Class of Notes will be calculated as follows: (i) on any date on which the related allocated Transferor Interest is less than the related Required Transferor Subordinated Amount, 100%, and (ii)

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

on any date on which the related allocated Transferor Interest equals or exceeds the related Required Transferor Subordinated Amount, [98.50]%.

2. After the Managed Amortization Period, the amount of principal payable to the holders of each class of Notes will be equal to the related Maximum Principal Payment.

   The "allocated Transferor Interest" for each loan group is the portion of the Transferor Interest attributable to such loan group and will equal the related Transferor Principal Balance (as defined below).

Optional Termination: The Notes may be retired as a result of the owner of the Transferor Interest purchasing all of the mortgage loans then included in the trust estate on any payment date on or after which the aggregate principal balance of the Notes of both classes is less than or equal to 10% of the initial aggregate principal balance of the Notes of both classes.

Credit Enhancement: The Trust will include the following mechanisms, each of which is intended to provide credit support for the Notes:

1. Excess Interest Collections. For any Loan Group, its Excess Interest Collections are the related investor interest collections minus the sum of (a) the interest paid to the related class of Notes, (b) the servicing fee retained by the Master Servicer for the Mortgage Loans in that loan group, and (c) the premium paid to the Note Insurer allocable to that Loan Group. Investor Interest Collections from a loan group will be available to cover losses on the Mortgage Loans in the related loan group first and then, if necessary, in the unrelated loan group.

2. Limited Subordination of Transferor Interest (Overcollateralization). A portion of the allocated Transferor Interest related to each loan group will be available to provide limited protection against Investor Loss Amounts in such loan group (as defined below) up to the Available Transferor Subordinated Amount for such loan group. The "Available Transferor Subordinated Amount" for each loan group is, for any Payment Date, the lesser of the related Transferor Principal Balance and the related Required Transferor Subordinated Amount. The "Transferor Principal Balance" for each loan group is, for any date of determination, (a) the Loan Group Balance of the related Mortgage Loans at the close of business on the prior day, minus (b) the Note Principal Balance of the related class of Notes reduced by the aggregate of amounts actually distributed as principal on such Notes through the close of business on such date of determination. Subject to any step-down or step-up as may be permitted or required by the transaction documents, the "Required Transferor Subordinated Amount" for each loan group will be (i) prior to the step-down date, [1.50]% of the Cut-off Date Balance of the related Mortgage Loans and (ii) on or after the step-down date and so long as a trigger event is not in effect, [3.00]% of the then current unpaid principal balance of the related Mortgage Loans (subject to a floor equal to 0.50% of the Cut-off Date Balance of the related Mortgage Loans). The allocated Transferor Interest for each loan group will be approximately zero on the Closing Date.

3. Surety Wrap. Ambac will issue a note insurance policy, which will guarantee the timely payment of interest and the ultimate repayment of principal to the holders of the Notes. The policy does not cover payment of Basis Risk Carryforward.

Investor Loss Amounts: With respect to any Payment Date and each Class of Notes, the amount equal to the product of (a) the applicable Investor Floating Allocation Percentage (as defined below) for such Payment Date and such Notes, and (b) the aggregate of the Liquidation Loss Amounts for such Payment Date from Mortgage Loans in the relevant loan group. The "Investor Floating Allocation

Percentage," for any Payment Date and each loan group shall be the lesser of 100% and a fraction, the numerator of which is the related Note Principal Balance and the denominator of which is the Loan Group Balance of the related Mortgage Loans at the beginning of the related Collection Period. The "Loan Group Balance" for each loan group and any date is the aggregate of the principal balances of the related Mortgage Loans as of such date. "Liquidation Loss Amounts" for any liquidated Mortgage Loan and any Payment Date is the unrecovered principal balance of such Mortgage Loan at the end of the Collection Period in which such Mortgage Loan became a liquidated Mortgage Loan, after giving effect to its net liquidation proceeds.

ERISA Eligibility: Subject to the considerations in the prospectus supplement, the Notes are expected to be ERISA eligible. Prospective investors must review the related prospectus and prospectus supplement and consult with their professional advisors for a more detailed description of these matters prior to investing in the Notes.

SMMEA Treatment: The Notes will constitute "mortgage related securities" for purposes of SMMEA.

[Collateral Tables and Discount Margin Tables to follow]

Discount Margin Tables (%)

Class 2-A (To Call) [1]

CPR	25%	30%	35%	40%	45%	50%	55%
DM @ 100-00	30	30	30	30	30	30	30
WAL (yr)	5.19	3.99	3.16	2.56	2.11	1.75	1.48
MDUR (yr)	4.84	3.77	3.02	2.47	2.05	1.71	1.45
Principal Window Beginning	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04
Principal Window End	May15	Jun13	Dec11	Nov10	Jan10	Feb09	Jun08

[1] Based on a 15% draw rate.

Class 2-A (To Maturity) [1]

CPR	25%	30%	35%	40%	45%	50%	55%
DM @ 100-00	30	30	30	30	30	30	30
WAL (yr)	5.42	4.20	3.35	2.72	2.25	1.89	1.60
MDUR (yr)	5.02	3.95	3.18	2.61	2.17	1.83	1.56
Principal Window Beginning	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04
Principal Window End	Mar23	Aug20	May18	Jul16	Jan15	Sep13	Jul12

[1] Based on a 15% draw rate.

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

$360,671,575

Summary of Loans in Statistic Calculation Pool
(As of Calculation Date)

			Range
Aggregate Principal Balance		$360,671,575	
Aggregate Credit Limit		$387,442,520	
WA Coupon (Gross)		4.776%	3.000% to 10.875%
WA Margin (Gross)		0.400%	-0.750% to 6.375%
WA Maximum Rate		12.110%	11.949% to 21.000%
Average Principal Balance		$192,872	$2,989 to $2,100,000
Average Credit Limit		$207,189	$15,000 to $2,100,000
WA Remaining Term To Scheduled Maturity (months)		298	281 to 350
WA Combined Loan-to-Value Ratio		78.84%	5.36% to 99.59%
Average Credit Utilization Rate		93.58%	0.90% to 100.00%
Origination Period			2/24/2003 to 9/10/2004
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
WA Months to First Roll			
WA FICO		717	

Top 5 States		Top 4 Prop		Doc Types		Appr Types		Occ Codes		Delinq Status	
CA	17.84%	SFR	71.02%	FULL	46.81%	Full	98.21%	OO	82.76%	Current	98.85%
FL	7.37%	PUD	21.02%	ALT	37.04%	AS400	.58%	INV	14.65%	30 - 59 D	1.15%
NV	5.35%	CND	7.48%	REDUCE	16.05%	Drive By	.53%	2H	2.59%		
WA	4.45%	2-4U	0.48%	STREAM	0.10%	Stated	.50%				
MI	4.41%										

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Material for

Countrywide Asset Backed Notes, Series 2004-J
Group 2

$360,671,575

Loan Programs								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
HELOC 10YDR/20YRP	$244,949	2	0.07	$122,475	4.903	349.80	717	93.6
HELOC 10YDR/15YRP	$360,426,626	1,868	99.93	$192,948	4.776	298.31	717	78.8
	$360,671,575	1,870	100.00	$192,872	4.776	298.34	717	78.8

Principal Balances								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $10,000.00	$53,347	9	0.01	$5,927	5.145	292.93	745	44.0
$10,000.01 - $20,000.00	$532,570	34	0.15	$15,664	5.324	297.65	722	45.6
$20,000.01 - $30,000.00	$1,220,516	46	0.34	$26,533	5.289	296.66	728	47.1
$30,000.01 - $40,000.00	$1,940,238	55	0.54	$35,277	4.897	297.30	737	55.9
$40,000.01 - $50,000.00	$2,830,963	61	0.78	$46,409	4.910	299.17	724	55.8
$50,000.01 - $60,000.00	$4,443,948	80	1.23	$55,549	5.185	297.53	721	66.2
$60,000.01 - $70,000.00	$4,589,663	71	1.27	$64,643	4.993	297.62	711	69.8
$70,000.01 - $80,000.00	$4,812,164	64	1.33	$75,190	5.250	297.57	699	71.5
$80,000.01 - $90,000.00	$8,057,152	94	2.23	$85,714	5.146	298.55	702	77.5
$90,000.01 - $100,000.00	$8,480,553	88	2.35	$96,370	4.956	298.42	728	68.4
$100,000.01 - $125,000.00	$23,687,876	210	6.57	$112,799	5.100	298.58	713	80.5
$125,000.01 - $150,000.00	$32,768,203	235	9.09	$139,439	5.012	298.36	704	77.2
$150,000.01 - $175,000.00	$18,147,282	112	5.03	$162,029	4.874	298.86	726	81.3
$175,000.01 - $200,000.00	$17,129,144	91	4.75	$188,232	4.734	298.83	719	74.2
$200,000.01 - $225,000.00	$12,128,284	57	3.36	$212,777	4.688	298.57	728	79.3
$225,000.01 - $250,000.00	$10,870,566	46	3.01	$236,317	4.839	298.84	726	79.5
$250,000.01 - $275,000.00	$13,939,481	53	3.86	$263,009	4.790	298.91	717	82.5
$275,000.01 - $300,000.00	$9,880,590	34	2.74	$290,606	4.713	298.68	718	82.3
$300,000.01 - $325,000.00	$27,210,885	87	7.54	$312,769	4.726	298.25	716	85.1
$325,000.01 - $350,000.00	$20,874,525	62	5.79	$336,686	4.522	298.04	715	84.4
$350,000.01 - $375,000.00	$20,592,543	57	5.71	$361,273	4.616	298.03	721	86.2
$375,000.01 - $400,000.00	$21,468,440	55	5.95	$390,335	4.435	298.44	722	83.1
$400,000.01 - $425,000.00	$10,821,872	26	3.00	$416,226	4.635	298.24	716	82.3
$425,000.01 - $450,000.00	$9,633,468	22	2.67	$437,885	4.713	298.45	702	83.8
$450,000.01 - $475,000.00	$8,350,560	18	2.32	$463,920	4.707	298.61	714	83.1
$475,000.01 - $500,000.00	$12,370,574	25	3.43	$494,823	4.468	297.81	721	74.4
$500,000.01 - $525,000.00	$6,182,347	12	1.71	$515,196	4.886	297.75	725	71.7
$525,000.01 - $550,000.00	$4,323,677	8	1.20	$540,460	4.965	299.00	723	84.1
$550,000.01 - $575,000.00	$3,953,900	7	1.10	$564,843	4.492	298.71	727	81.1
$575,000.01 - $600,000.00	$4,149,910	7	1.15	$592,844	4.516	298.29	732	75.3
$600,000.01 - $625,000.00	$1,241,000	2	0.34	$620,500	4.250	299.50	718	80.9
$625,000.01 - $650,000.00	$6,383,632	10	1.77	$638,363	4.765	298.00	710	82.8
$650,000.01 - $675,000.00	$1,995,200	3	0.55	$665,067	4.664	297.99	686	69.2
$675,000.01 - $700,000.00	$2,750,932	4	0.76	$687,733	5.104	296.02	735	82.2
$700,000.01 - $725,000.00	$3,571,175	5	0.99	$714,235	4.797	296.00	710	76.8
$725,000.01 - $750,000.00	$2,227,500	3	0.62	$742,500	4.165	297.66	748	69.0
$750,000.01 - $775,000.00	$2,283,700	3	0.63	$761,233	4.291	298.34	669	77.2
$800,000.01 - $825,000.00	$2,430,921	3	0.67	$810,307	4.620	298.34	735	70.2
$850,000.01 - $875,000.00	$873,752	1	0.24	$873,752	4.000	298.00	788	35.3
$875,000.01 - $900,000.00	$900,000	1	0.25	$900,000	5.625	299.00	768	71.9

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Material for
Countrywide Asset Backed Notes, Series 2004-J
Group 2

$360,671,575

Principal Balances

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$925,000.01 - $950,000.00	$1,887,500	2	0.52	$943,750	4.997	297.49	730	58.5
$975,000.01 - $1,000,000.00	$3,980,000	4	1.10	$995,000	4.815	298.01	711	53.1
> $1,000,000.00	$4,701,000	3	1.30	$1,567,000	4.723	299.23	732	78.8
	$360,671,575	1,870	100.00	$192,872	4.776	298.34	717	78.8

Mortgage Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 3.000	$469,492	3	0.13	$156,497	3.000	298.18	679	85.9
3.001 - 3.500	$905,300	8	0.25	$113,163	3.250	299.69	711	82.8
3.501 - 4.000	$47,728,129	144	13.23	$331,445	3.974	298.24	728	70.7
4.001 - 4.500	$166,520,267	823	46.17	$202,333	4.350	298.25	715	80.9
4.501 - 5.000	$45,794,817	283	12.70	$161,819	4.813	298.28	717	77.3
5.001 - 5.500	$21,823,670	88	6.05	$247,996	5.398	298.43	717	73.0
5.501 - 6.000	$54,204,755	383	15.03	$141,527	5.753	298.73	716	83.7
6.001 - 6.500	$15,560,735	90	4.31	$172,897	6.290	298.52	713	78.4
6.501 - 7.000	$5,109,580	27	1.42	$189,244	6.838	297.89	724	78.2
7.001 - 7.500	$786,525	7	0.22	$112,361	7.355	295.77	689	73.0
7.501 - 8.000	$756,665	3	0.21	$252,222	7.948	299.33	716	78.8
8.501 - 9.000	$690,000	2	0.19	$345,000	8.652	298.43	769	84.7
10.501 - 11.000	$321,639	9	0.09	$35,738	10.690	292.72	604	38.7
	$360,671,575	1,870	100.00	$192,872	4.776	298.34	717	78.8

Months Remaining to Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
277 - 288	$5,077,570	41	1.41	$123,843	4.752	287.49	730	49.1
289 - 300	$355,349,056	1,827	98.52	$194,499	4.776	298.46	717	79.3
349 - 360	$244,949	2	0.07	$122,475	4.903	349.80	717	93.8
	$360,671,575	1,870	100.00	$192,872	4.776	298.34	717	78.8

Combined Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 10.00	$149,134	8	0.04	$18,642	5.279	296.29	701	8.5
10.01 - 20.00	$2,519,395	40	0.70	$62,985	5.353	294.94	742	15.4
20.01 - 30.00	$4,641,134	61	1.29	$76,084	4.447	295.98	756	25.7
30.01 - 40.00	$13,806,854	101	3.83	$136,702	4.506	296.16	730	35.2
40.01 - 50.00	$15,464,661	109	4.29	$141,878	4.579	296.59	734	45.7
50.01 - 60.00	$17,015,293	96	4.72	$177,243	4.729	296.65	725	55.2
60.01 - 70.00	$34,517,070	149	9.57	$231,658	4.771	298.02	729	66.7
70.01 - 80.00	$76,998,754	315	21.35	$244,440	4.660	298.45	722	77.5
80.01 - 90.00	$108,446,492	643	30.07	$168,657	5.109	298.86	708	88.8

$360,671,575

Combined Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
90.01 - 100.00	$87,112,769	348	24.15	$250,324	4.551	298.94	711	94.6
	$360,671,575	1,870	100.00	$192,872	4.776	298.34	717	78.8

Geographic Distribution

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AK	$358,200	3	0.10	$118,733	4.522	300.00	745	69.6
AL	$6,961,135	42	1.93	$165,741	4.619	298.43	717	88.3
AZ	$8,639,967	52	2.40	$166,153	4.893	298.79	712	82.5
CA	$64,350,502	230	17.84	$279,785	4.685	297.51	727	70.1
CO	$13,407,922	75	3.72	$178,772	4.798	298.19	727	79.0
CT	$5,090,599	17	1.41	$299,447	5.102	298.19	737	73.2
DC	$30,000	1	0.01	$30,000	6.875	299.00	759	40.0
DE	$444,450	1	0.12	$444,450	4.626	299.00	666	95.0
FL	$26,584,900	149	7.37	$178,422	4.907	298.26	720	79.2
GA	$6,980,729	41	1.94	$170,262	4.790	298.70	701	85.5
HI	$4,922,896	11	1.36	$447,536	5.046	298.62	719	68.1
IA	$2,003,274	15	0.56	$133,552	4.388	299.01	715	81.6
ID	$2,854,542	13	0.79	$219,580	4.528	294.75	733	70.0
IL	$12,272,518	74	3.40	$165,845	4.771	298.70	706	80.4
IN	$6,959,319	64	1.93	$108,739	4.959	298.85	697	87.4
KS	$3,538,062	20	0.98	$176,903	4.569	299.55	726	88.9
KY	$8,871,642	56	2.46	$158,422	4.721	298.35	711	86.9
LA	$2,074,860	16	0.58	$129,679	4.862	298.19	699	83.3
MA	$10,904,549	46	3.02	$237,055	4.872	297.40	722	71.4
MD	$4,324,834	22	1.20	$196,583	4.569	298.62	733	77.1
ME	$256,897	3	0.07	$85,632	5.138	297.21	760	56.8
MI	$15,918,907	98	4.41	$162,438	4.777	299.26	712	82.1
MN	$9,799,067	45	2.72	$217,757	4.742	298.67	713	83.9
MO	$13,002,234	84	3.61	$154,788	4.580	298.54	708	83.1
MS	$726,059	6	0.20	$121,010	4.852	298.18	693	78.8
MT	$298,422	4	0.08	$74,605	5.017	297.61	755	68.2
NC	$9,875,845	59	2.74	$167,387	4.976	298.57	725	88.1
ND	$595,150	4	0.17	$148,788	4.973	299.00	685	88.5
NE	$185,500	2	0.05	$92,750	4.601	299.31	691	70.6
NH	$397,293	3	0.11	$132,431	5.667	296.82	717	53.0
NJ	$12,383,336	48	3.43	$257,986	5.065	297.71	728	78.6
NM	$803,153	8	0.22	$100,394	4.880	299.11	730	74.5
NV	$19,289,755	68	5.35	$283,673	4.825	298.81	709	83.9
NY	$8,769,554	42	2.43	$208,799	4.545	298.07	715	62.5
OH	$10,994,995	83	3.05	$132,470	4.740	299.08	703	87.8
OK	$2,907,264	21	0.81	$138,441	4.831	298.89	698	81.4
OR	$5,371,086	31	1.49	$173,261	4.985	298.69	713	84.7
PA	$8,610,542	61	2.39	$141,156	4.745	298.69	711	81.9
RI	$453,697	4	0.13	$113,424	4.871	299.14	678	68.4
SC	$3,306,352	18	0.92	$183,686	4.901	299.28	714	87.5
SD	$572,500	5	0.16	$114,500	4.434	298.73	715	54.8

Countrywide

SECURITIES CORPORATION

A Countrywide Capital Markets Company

Computational Material for

Countrywide Asset Backed Notes, Series 2004-J

Group 2

$360,671,575

Geographic Distribution

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
TN	$5,251,328	37	1.46	$141,928	4.939	298.74	704	83.9
UT	$7,031,273	31	1.95	$226,815	4.458	298.54	724	82.5
VA	$10,381,698	43	2.88	$241,435	4.642	298.48	717	78.0
VT	$240,250	2	0.07	$120,125	4.354	297.83	710	42.3
WA	$16,056,445	73	4.45	$219,951	4.722	298.66	718	76.9
WI	$5,273,610	35	1.46	$150,675	4.865	299.14	718	86.5
WV	$78,300	1	0.02	$78,300	5.625	300.00	725	90.0
WY	$268,166	3	0.07	$89,389	5.494	297.95	743	79.6
	$360,671,575	1,870	100.00	$192,872	4.776	298.34	717	78.8

FICO Ranges

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
841 - 850	$210,800	2	0.06	$105,400	5.377	296.66	842	77.2
821 - 840	$2,203,364	16	0.61	$137,710	4.463	297.55	831	59.9
801 - 820	$7,320,819	60	2.03	$122,014	4.800	297.13	809	64.0
781 - 800	$25,553,812	142	7.09	$179,956	4.792	298.12	789	71.2
761 - 780	$41,128,448	219	11.40	$187,801	4.688	298.18	770	77.6
741 - 760	$41,484,749	204	11.50	$203,357	4.708	298.00	751	77.4
721 - 740	$50,156,000	239	13.91	$209,858	4.775	298.36	730	77.0
701 - 720	$58,744,739	245	16.29	$239,774	4.731	298.37	710	80.6
681 - 700	$45,950,493	226	12.74	$203,321	4.903	298.53	691	82.4
661 - 680	$45,355,627	235	12.58	$193,003	4.785	298.78	671	83.3
641 - 660	$25,166,625	157	6.98	$160,297	4.821	298.59	651	81.8
621 - 640	$13,850,172	97	3.84	$142,785	4.775	298.30	633	78.2
601 - 620	$2,888,568	20	0.80	$144,428	5.099	298.57	613	86.7
581 - 600	$657,358	8	0.18	$82,170	6.109	297.36	598	64.2
	$360,671,575	1,870	100.00	$192,872	4.776	298.34	717	78.8

Property Type Group

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$256,161,542	1,426	71.02	$179,636	4.781	298.26	716	77.4
PUD	$75,807,640	289	21.02	$262,310	4.681	298.59	718	83.9
CND	$26,985,208	145	7.48	$186,105	4.970	298.37	723	78.6
2-4U	$1,717,184	10	0.48	$171,718	5.088	298.96	727	76.2
	$360,671,575	1,870	100.00	$192,872	4.776	298.34	717	78.8

Gross Margins

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 0.000	$199,520,874	919	55.32	$217,107	4.257	298.27	719	78.3
0.001 - 0.250	$25,548,575	94	7.08	$271,793	4.501	298.86	707	85.6

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

$360,671,575

Gross Margins

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.251 - 0.500	$30,374,898	228	8.42	$133,223	4.819	297.69	721	71.6
0.501 - 0.750	$9,583,330	34	2.66	$281,863	4.917	298.45	718	81.9
0.751 - 1.000	$3,717,450	20	1.03	$185,873	5.337	297.95	709	82.1
1.001 - 1.250	$42,349,968	257	11.74	$164,786	5.608	298.63	730	77.4
1.251 - 1.500	$20,993,448	165	5.82	$127,233	5.839	298.86	690	87.6
1.501 - 1.750	$9,179,347	35	2.55	$262,267	6.019	298.08	712	81.7
1.751 - 2.000	$10,056,702	60	2.79	$167,612	6.326	298.89	719	75.6
2.001 - 2.250	$3,697,495	22	1.03	$168,068	6.423	298.23	699	85.4
2.251 - 2.500	$1,250,075	9	0.35	$138,897	6.919	297.77	747	66.1
2.501 - 2.750	$2,408,537	9	0.67	$267,615	6.573	297.94	726	82.4
2.751 - 3.000	$330,488	4	0.09	$82,622	7.500	293.20	645	65.3
3.001 - 3.250	$49,500	1	0.01	$49,500	4.375	299.00	619	90.0
3.251 - 3.500	$89,250	1	0.02	$89,250	8.000	300.00	705	15.0
3.751 - 4.000	$510,000	1	0.14	$510,000	8.000	299.00	697	85.0
4.001 - 4.250	$150,000	1	0.04	$150,000	8.750	300.00	696	85.7
4.251 - 4.500	$540,000	1	0.15	$540,000	8.625	298.00	789	84.4
6.001 - 6.250	$238,614	6	0.07	$39,769	10.625	291.60	606	30.0
6.251 - 6.500	$83,025	3	0.02	$27,675	10.875	295.96	598	55.7
0.400	$360,671,575	1,870	100.00	$192,872	4.776	298.34	717	78.8

Utilization Range

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 10.00	$249,706	18	0.07	$13,873	4.917	296.94	741	69.8
10.01 - 20.00	$526,500	16	0.15	$32,906	4.430	298.50	759	58.0
20.01 - 30.00	$1,246,727	17	0.35	$73,337	4.576	297.59	768	64.8
30.01 - 40.00	$1,423,185	18	0.39	$79,066	4.605	296.98	742	56.9
40.01 - 50.00	$2,787,108	30	0.77	$92,904	4.912	297.28	756	60.2
50.01 - 60.00	$4,068,242	30	1.13	$135,608	4.435	296.13	745	54.1
60.01 - 70.00	$5,127,222	41	1.42	$125,054	4.959	297.02	731	66.9
70.01 - 80.00	$5,730,153	33	1.59	$173,641	4.506	297.33	736	60.5
80.01 - 90.00	$7,862,901	53	2.18	$148,357	4.724	298.70	727	63.3
90.01 - 100.00	$331,649,832	1,614	91.95	$205,483	4.784	298.46	716	80.4
	$360,671,575	1,870	100.00	$192,872	4.776	298.34	717	78.8

Lifetime Rate Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
11.949	$351,274,348	1,796	97.39	$195,587	4.756	298.37	717	79.2
17.000	$197,975	2	0.05	$98,988	4.356	296.31	722	75.8
18.000	$8,777,824	62	2.43	$141,578	5.337	297.37	728	66.3
21.000	$421,428	10	0.12	$42,143	9.934	293.26	600	46.8
12.110	$360,671,575	1,870	100.00	$192,872	4.776	298.34	717	78.8

$360,671,575

Draw Limit Range

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$10,000.01 - $20,000.00	$158,632	10	0.04	$15,863	6.590	295.46	684	27.0
$20,000.01 - $30,000.00	$515,277	21	0.14	$24,537	5.936	297.40	692	44.4
$30,000.01 - $40,000.00	$1,582,692	49	0.44	$32,300	4.830	297.47	732	53.8
$40,000.01 - $50,000.00	$2,311,272	56	0.64	$41,273	4.895	299.30	724	54.3
$50,000.01 - $60,000.00	$3,662,813	70	1.02	$52,326	5.238	298.21	710	69.4
$60,000.01 - $70,000.00	$4,114,581	67	1.14	$61,412	5.063	297.61	708	71.3
$70,000.01 - $80,000.00	$5,283,744	80	1.46	$66,047	5.236	297.82	706	70.3
$80,000.01 - $90,000.00	$7,261,606	89	2.01	$81,591	5.146	298.29	701	77.4
$90,000.01 - $100,000.00	$8,351,506	99	2.32	$84,359	4.920	298.20	724	66.0
$100,000.01 - $125,000.00	$22,529,439	203	6.25	$110,982	5.117	298.82	711	81.9
$125,000.01 - $150,000.00	$33,928,706	255	9.41	$133,054	5.046	298.32	705	77.1
$150,000.01 - $175,000.00	$17,298,373	111	4.80	$155,841	4.831	299.13	724	82.3
$175,000.01 - $200,000.00	$16,735,881	96	4.64	$174,332	4.799	298.74	720	74.7
$200,000.01 - $225,000.00	$11,843,888	56	3.28	$211,498	4.624	298.74	727	79.5
$225,000.01 - $250,000.00	$10,802,422	48	3.00	$225,050	4.843	298.53	726	78.4
$250,000.01 - $275,000.00	$12,401,298	50	3.44	$248,026	4.814	299.16	713	85.3
$275,000.01 - $300,000.00	$10,852,206	41	3.01	$264,688	4.732	298.56	722	78.3
$300,000.01 - $325,000.00	$24,057,565	77	6.67	$312,436	4.746	298.39	714	86.9
$325,000.01 - $350,000.00	$22,111,922	69	6.13	$320,463	4.567	297.98	717	83.7
$350,000.01 - $375,000.00	$18,562,208	54	5.15	$343,745	4.620	298.04	718	87.2
$375,000.01 - $400,000.00	$24,512,889	66	6.80	$371,407	4.420	298.32	723	83.5
$400,000.01 - $425,000.00	$11,159,628	30	3.09	$371,988	4.663	298.26	720	82.8
$425,000.01 - $450,000.00	$10,018,668	25	2.78	$400,747	4.692	298.28	699	83.5
$450,000.01 - $475,000.00	$8,442,812	21	2.34	$402,039	4.724	298.20	720	81.5
$475,000.01 - $500,000.00	$15,092,028	40	4.18	$377,301	4.541	297.49	727	70.4
$500,000.01 - $525,000.00	$5,662,717	11	1.57	$514,792	4.921	297.91	727	72.2
$525,000.01 - $550,000.00	$4,843,307	9	1.34	$538,145	4.915	298.68	720	82.2
$550,000.01 - $575,000.00	$3,378,900	6	0.94	$563,150	4.576	299.00	718	83.2
$575,000.01 - $600,000.00	$2,806,296	5	0.78	$561,259	4.512	298.59	737	87.0
$600,000.01 - $625,000.00	$2,129,393	4	0.59	$532,348	4.201	299.32	710	79.4
$625,000.01 - $650,000.00	$6,360,622	11	1.76	$578,238	4.623	298.18	715	80.7
$650,000.01 - $675,000.00	$2,355,200	4	0.65	$588,800	4.562	297.84	692	66.6
$675,000.01 - $700,000.00	$3,416,376	6	0.95	$569,396	5.074	296.80	738	78.3
$700,000.01 - $725,000.00	$2,847,301	4	0.79	$711,825	5.000	295.75	699	77.3
$725,000.01 - $750,000.00	$3,975,201	6	1.10	$662,534	4.387	297.90	738	63.3
$750,000.01 - $775,000.00	$2,283,700	3	0.63	$761,233	4.291	298.34	669	77.2
$800,000.01 - $825,000.00	$1,607,970	2	0.45	$803,985	4.937	298.00	747	70.3
$825,000.01 - $850,000.00	$723,874	1	0.20	$723,874	4.000	297.00	752	75.0
$875,000.01 - $900,000.00	$2,367,166	3	0.66	$789,055	4.931	298.13	759	62.9
$925,000.01 - $950,000.00	$1,887,500	2	0.52	$943,750	4.997	297.49	730	58.5
$975,000.01 - $1,000,000.00	$4,910,046	6	1.36	$818,341	4.661	297.89	718	56.2
> $1,000,000.00	$5,523,951	4	1.53	$1,380,988	4.616	299.20	729	77.5
	$360,671,575	1,870	100.00	$192,872	4.778	298.34	717	78.8

$360,671,575

Lien Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
First	$360,671,575	1,870	100.00	$192,872	4.776	298.34	717	78.8
	$360,671,575	**1,870**	**100.00**	**$192,872**	**4.776**	**298.34**	**717**	**78.8**

Delinquency Status

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Current	$356,513,253	1,851	98.85	$192,606	4.774	298.38	718	79.0
30 - 59 Days	$4,158,322	19	1.15	$218,859	4.921	295.20	699	69.5
	$360,671,575	**1,870**	**100.00**	**$192,872**	**4.776**	**298.34**	**717**	**78.8**

Origination Year

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2003	$10,231,619	91	2.84	$112,435	4.730	290.20	736	50.9
2004	$350,439,956	1,779	97.16	$196,987	4.777	298.58	717	79.7
	$360,671,575	**1,870**	**100.00**	**$192,872**	**4.776**	**298.34**	**717**	**78.8**